File No.  70-

      As filed with the Securities and Exchange Commission on June 7, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION
     -----------------------------------------------------------------------

                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
     ----------------------------------------------------------------------

         Dominion Resources, Inc.                 Consolidated Natural Gas
         120 Tredegar Street                       Company
         Richmond, VA 23219                       CNG Tower, 625 Liberty Avenue
                                                  Pittsburgh, PA 15222

                   (Name of company filing this statement and
                     address of principal executive offices)
      --------------------------------------------------------------------

         Dominion Resources, Inc.                 Consolidated Natural Gas
                                                   Company

                     (Name of top registered holding company
                     parent of each applicant or declarant)
     ----------------------------------------------------------------------

         James F.  Stutts                         Stephen E.  Williams
         Vice President and                       Senior Vice President and
           General Counsel                         General Counsel
         Dominion Resources, Inc.                 Consolidated Natural Gas
         120 Tredegar Street                       Company
         Richmond, VA 23219                       CNG Tower, 625 Liberty Avenue
                                                  Pittsburgh, PA 15222

                     (Name and address of agent for service)
       -------------------------------------------------------------------

                    The Commission is also requested to send
                 copies of any communication in connection with
                                 this matter to:

                            Norbert F. Chandler, Esq.
                     General Attorney & Assistant Secretary
                        Consolidated Natural Gas Company
                          CNG Tower, 625 Liberty Street
                              Pittsburgh, PA 15222




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                             APPLICATION-DECLARATION
                                      UNDER
                    SECTIONS 6(a), 7, 9(a), 10, 11(b) and 13
                                       AND
                           RULES 42, 80-92, 93 and 94
                                       OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FOR APPROVAL OF
                             ISSUANCE OF SECURITIES,
                      RETENTION OF NON-UTILITY BUSINESSES,
                        ESTABLISHMENT OF SERVICE COMPANY
                                       AND
                                 RELATED MATTERS


                                TABLE OF CONTENTS
                                                                            Page

Item 1.  Description of Proposed Transactions..................................1

         A.  Introduction and General Request..................................1

         B.  Issuance of  Securities; Incurrence of Indebtedness; Provision
             of Guarantees and other Credit Support............................3

             1.  DRI and its Subsidiaries other than Virginia Power and its Subsidiaries..............................................5

             2.  Virginia Power and its Subsidiaries..........................18

             3.  CNG and its Subsidiaries.....................................18

         C.  Retention of Non-Utility Businesses and Additional Non-Utility
             Acquisitions.....................................................24

         D.  Establishment of Service Company and Approval of
             Service Agreement................................................30

         E.  Dominion Direct Investment, Incentive Compensation Plans
             and other Employee Benefit Plans.................................34

             1.  Dominion Direct Investment...................................35

             2.  Incentive Compensation Plans.................................35

             3.  CNG Stock-Based Benefit Plans................................38

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             4.  Other Employee Benefit Plans.................................39

Item 2.  Fees, Commissions and Expenses.......................................40

Item 3.  Applicable Statutory Provisions......................................40

         A.  Issuance of Securities; Incurrence of Indebtedness; Provision
             of Guarantees and other Credit Support...........................41

         B.  Retention of Non-Utility Businesses and Additional Non-Utility
             Acquisitions.....................................................42

Item 4.  Regulatory Approvals.................................................43

Item 5.  Procedure............................................................44

Item 6.  Exhibits and Financial Statements....................................44

Item 7.  Information as to Environmental Effects..............................47


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                             APPLICATION-DECLARATION
                                      UNDER
                    SECTIONS 6(a), 7, 9(a), 10, 11(b), and 13
                                       AND
                           RULES 42, 80-92, 93 and 94
                                       OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FOR APPROVAL OF
                             ISSUANCE OF SECURITIES,
                      RETENTION OF NON-UTILITY BUSINESSES,
                        ESTABLISHMENT OF SERVICE COMPANY
                                       AND
                                 RELATED MATTERS

Item 1.   Description of Proposed Transactions.

     A.   Introduction and General Request.

     This Application-Declaration is submitted in connection with the proposed merger of Dominion Resources, Inc., a Virginia corporation and currently a holding company exempt from the registration requirements of the Public Utility Holding Company Act of 1935 (the "1935 Act") pursuant to Section 3(a)(1) thereof and Rule 2 thereunder ("DRI"), and Consolidated Natural Gas Company, a Delaware corporation and a registered holding company under the 1935 Act ("CNG"), pursuant to the Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999 (the "Merger Agreement"). After entering into an initial Agreement and Plan of Merger dated as of February 19, 1999, as amended and restated as of March 31, 1999, the Boards of Directors of DRI and CNG approved a revised structure for the Merger following CNG's receipt of an unsolicited offer from a third party. The companies negotiated a revised merger agreement and entered into the revised merger agreement as of May 11, 1999. In this Application, any references to the Merger Agreement refer to the revised merger agreement entered into as of May 11, 1999 unless otherwise noted.

     The Merger Agreement contemplates a two-step merger transaction. In the first step, a wholly owned subsidiary of DRI ("SPV") will merge (the "First Merger") with and into DRI in a transaction in which DRI will be the surviving corporation. The First Merger and the issuance of shares of DRI common stock to DRI shareholders in connection therewith do not require Commission approval under the 1935 Act. In the second step, CNG will either merge (the "Second Merger") (i) with and into another wholly owned subsidiary of DRI ("CNG Acquisition") in a transaction in which CNG Acquisition will be the surviving corporation or (ii) with and into DRI in a transaction in which DRI will be the surviving corporation. The Second Merger is the subject of the Application of DRI and CNG on Form U-1 (File No. 70-09477) filed with the Commission on April 5, 1999, as amended from time to time (the "Merger Application"), and which is hereby incorporated by reference herein. The First and the Second Merger are each conditioned on the other occurring. The First Merger and the Second Merger are herein together referred to as the "Merger". As a result of

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the  Merger and the other  transactions  contemplated  by the  Merger  Agreement
(collectively, irrespective of the transaction structure actually implemented, the "Transaction"), CNG will cease to exist and either CNG Acquisition, as the successor in interest to CNG, will become a direct subsidiary of DRI or each of CNG's four public utility subsidiaries will become direct subsidiaries of DRI. As a result of the Merger, CNG's non-utility subsidiaries will each become direct or indirect subsidiaries of CNG Acquisition or DRI, as the case may be. Following completion of the Merger, irrespective of the transaction structure actually implemented, DRI and, if applicable, CNG Acquisition will register as a holding company pursuant to Section 5 of the 1935 Act. A more fulsome description of the Merger and the other transactions contemplated by the Merger Agreement is contained in the Merger Application.

     This Application-Declaration seeks authorization and approval of the Commission with respect to the financing arrangements, ongoing activities, non-utility businesses and other investments of, and other matters pertaining to, DRI and CNG and their subsidiaries after giving effect to the Merger and the registration of DRI as a holding company. Specifically, this Application-Declaration seeks authorization and approval of the Commission:

     (i) under Sections 6(a) and 7:

               (1) for DRI to issue common stock of DRI to shareholders of CNG in connection with the Second Merger;

               (2) for DRI to maintain in effect and to amend, renew, extend and/or replace its existing universal shelf registration under the Securities Act of 1933 up to the aggregate dollar amount specified below and, pursuant to such shelf registration, to issue additional equity, preferred and/or debt securities for general corporate purposes for the period from and after the Merger through December 31, 2002;

               (3) for DRI and its subsidiaries, including CNG, to maintain in effect for the period from and after the Merger through December 31, 2002, all existing credit facilities and financing arrangements and to maintain outstanding all indebtedness and similar obligations created thereunder as of the date of the closing of the Merger (including, without limitation, any such facilities, financing arrangements, indebtedness or similar obligations incurred in connection with or to finance the Merger) and to amend, renew, extend and/or replace any of such credit facilities, financing arrangements, indebtedness or similar obligations up to the aggregate dollar amounts specified below, provided that no such amendment, renewal, extension and/or replacement which is effected following completion of the Merger shall provide for an increase in the aggregate amount of indebtedness to be incurred or for a final maturity date relating to such indebtedness which occurs after December 31, 2002 unless the Commission shall otherwise approve or such amendment, renewal, extension


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          and/or  replacement  shall  not  require  Commission   approval  under
          applicable provisions of the 1935 Act and rules and regulations promulgated thereunder; and

               (4) for DRI and its subsidiaries, including CNG, to incur additional indebtedness and similar obligations including, without limitation, guarantees and other credit support in the amounts and on the terms described below;

     (ii) under Sections 9(a)(1), 10 and 11(b):

               (1) for the retention by DRI and CNG of their interests in the existing non-utility businesses of DRI and CNG; and

               (2)  for  DRI  and  CNG  to  acquire   additional   interests  in
          non-utility businesses consistent with the business plans of DRI and CNG all as more specifically described below;

          (iii) under Section 13(b) and Rule 88 for the establishment of Dominion Resources Services, Inc., ("DRI Services"), as a subsidiary service company of DRI and for the Service Agreement described below;

          (iv) under Sections 6(a) and 7 for the issuance by DRI of up to 45.5 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans all as more specifically described below; and

          (v) under other sections of the 1935 Act and applicable rules and regulations of the Commission promulgated thereunder with respect to the related matters described in this Application-Declaration.

     B. Issuance of Securities; Incurrence of Indebtedness; Provision of Guarantees and other Credit Support.

     DRI is and, prior to the closing of the Second Merger DRI will continue to be, a holding company exempt from the registration requirements of the 1935 Act pursuant to Rule 2 promulgated thereunder and, thus, is not now, and until the closing of the Second Merger will not be, subject to Sections 6(a) and 7 of the 1935 Act. CNG now is, and following completion of the Second Merger, CNG Acquisition will be, a registered holding company subject to the provisions of Sections 6(a) and 7 of the 1935 Act.

     Shareholders of DRI will, in connection with the First Merger, be given the option to receive either $43.00 in cash or 1 share of DRI common stock in exchange for each share of DRI common stock held, subject to limitations on the aggregate amount of cash that may be distributed in connection with the First Merger. The First Merger, the exchange of DRI common stock thereby contemplated and any incurrence of indebtedness to obtain cash necessary to make any payments to DRI shareholders in exchange for their shares of DRI


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common  stock in  connection  with the First  Merger do not  require  Commission approval under the 1935 Act. DRI will, in connection with the Second Merger, be incurring indebtedness and will also be issuing common stock to shareholders of CNG. Indebtedness will be incurred to finance cash payments to DRI shareholders in connection with the First Merger and to finance the cash component of the Merger consideration to be paid to CNG shareholders in connection with the Second Merger. DRI anticipates that such cash will initially be obtained through the issuance of commercial paper under an expanded DRI commercial paper program backed by a combination of short-term and long-term credit facilities similar to the types of credit facilities that DRI currently has in place. After closing of the Merger, DRI anticipates replacing a significant portion of the commercial paper program with proceeds from (i) the issuance of debt, preferred and/or convertible securities, (ii) the timely divestiture of DRI's financial services subsidiary, Dominion Capital, Inc. and (iii) the sale of other non-core assets which do not support the combined company's MAIN to Maine strategy. DRI common stock to be issued to CNG Shareholders in connection with the Second Merger has been registered on Form S-4 under the Securities Act of 1933. The DRI common stock to be issued in connection with the Transaction is described in DRI's
Registration   Statement  on  Form  S-4  under  the   Securities   Act  of  1933
(Registration No. 33375669) which, as amended, was declared effective by the Commission in May 1999. Such Registration Statement is hereby incorporated by reference herein. DRI's acquisition capital structure will approximate 30% common equity and 70% debt and convertible securities. As a result of the acquisition financing, DRI's consolidated capital structure will approximate 60-65% debt securities, 5- 10% preferred securities and 30-35% common equity. DRI anticipates improving its consolidated capital structure by significantly reducing debt levels through cash generated by the asset divestitures described above, issuance of preferred and/or convertible securities and from cash flow from operations.

     In addition, DRI, has, consistent with applicable law and DRI's normal business practice and in order to make reasonable provision for the anticipated financing needs of itself and its subsidiaries, caused to be established a universal shelf registration with respect to DRI equity, preferred and debt securities and has entered into a number of credit facilities with outside lenders, issued debt securities and guaranteed or otherwise supported the obligations of its non-utility subsidiaries. The universal shelf registration statement and these credit facilities and other financing arrangements are described in further detail in this Item 1, Section B.1 below.

     DRI's sole public utility subsidiary, Virginia Electric and Power Company, a Virginia corporation ("Virginia Power"), finances its and its subsidiaries' operations on a stand-alone basis through the issuance of preferred stock, bonds and commercial paper and in compliance with applicable legal and regulatory requirements of the states of Virginia and North Carolina, the states in which Virginia Power carries on its regulated utility operations. These financing arrangements are described in this Item 1, Section B.2 below. Each of these existing financings would have been permitted without prior Commission approval pursuant to Rule 52 if at the time such financings were entered into DRI had been a registered holding company under the 1935 Act. DRI and Virginia Power anticipate further securities issuances


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by Virginia Power after  completion of the Merger.  All such further  securities issuances will be effected in compliance with applicable law, including the 1935 Act and Rule 52.

     CNG has, consistent with applicable law, including the 1935 Act, and CNG's normal business practice and in order to make reasonable provision for the anticipated financing needs of itself and its subsidiaries, entered into both external and intrasystem financing arrangements and guaranteed or otherwise supported the obligations of its subsidiaries, both utility and non-utility. These financing arrangements are described in this Item 1, Section B.3 below. The Commission has expressly approved these financing arrangements by CNG pursuant to the 1935 Act except when applicable rules of the Commission permit such arrangements to be entered into without prior Commission authorization.

     In entering into the Merger Agreement and seeking to combine their companies, both DRI and CNG recognize that successful integration of their operations and activities cannot be achieved overnight. DRI and CNG have established a Transition Team to oversee the process of integrating their companies but, for both practical and legal reasons, this integration cannot be fully implemented until after the receipt of required shareholder and regulatory approvals and the actual closing of the Second Merger. Moreover, any requirement that might be imposed on DRI to the effect that, upon closing of the Second Merger, DRI and its subsidiaries must replace their existing financing and credit arrangements with new financing and credit arrangements typical of those historically employed by existing registered electric systems would (i) impose substantial economic costs on the companies and (ii) cause substantial disruption to their ongoing business activities as the companies, their investors and the financial markets seek to understand such new arrangements. Such a requirement would, in view of ongoing liberalization of the 1935 Act regulation generally applicable to financings by registered holding companies, undermine the interests of the companies and the interests of their investors and consumers and would, therefore, be detrimental to the public interest and the interests of investors and consumers. Thus, for a period of time following the closing of the Merger, DRI and CNG and their respective subsidiaries are seeking to maintain their existing financing arrangements and other commitments and to continue to carry on their newly combined business without undue interruption. Consequently, DRI and CNG request that the Commission authorize DRI and CNG and their subsidiaries, through December 31, 2002, to continue to finance their operations in the same manner as prior to closing of the Merger all as more specifically described herein.

          1. DRI and its Subsidiaries other than Virginia Power and its Subsidiaries.

     DRI 's universal shelf registration filed with the Commission on September 12, 1997 (Registration No. 333-35501) covers equity, preferred and debt securities and allows DRI to issue any one or more of the foregoing types of securities singly or in combination, provided that the aggregate principal amount of proceeds of securities issuances that may be obtained pursuant to such securities issuances under the universal shelf registration does not exceed $950,000,000. As of the date of this Application-Declaration, DRI issued common


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stock pursuant to the universal shelf  registration and derived  $275,000,000 of proceeds from such issuance.

     DRI's existing universal shelf registration will expire in August 1999 at which time DRI will likely extend or replace such universal shelf registration. Any extension or replacement will likely be for a period of two years. The amount of securities to be registered under such extension or replacement has not yet been determined. Such extension or replacement will be effected in compliance with all applicable laws and regulations.

     In any event, following completion of the Merger, DRI proposes to maintain in effect its universal shelf registration which will be in effect at the time of the Merger and to amend, renew, extend or replace such universal shelf registration prior to the time the same expires. DRI further proposes to continue to issue equity, preferred and/or debt securities pursuant to its universal shelf registration and/or any amendment, renewal, extension or replacement thereof including, without limitation, for the purpose of refinancing indebtedness incurred to finance the cash component of the consideration to be paid to DRI shareholders in connection with the First Merger and to CNG shareholders in connection with the Second Merger. Accordingly, DRI hereby requests authorization, from and after the Merger and continuing through the period ending December 31, 2002, to issue equity, preferred and/or debt securities, singly or in combination, pursuant to such universal shelf registration and/or any amendment, renewal, extension or replacement thereof so long as the aggregate principal amount of proceeds of securities issuances that may be thereby obtained does not exceed $1,500,000,000. The dividends payable on preferred stock and the interest rate and maturity of debt securities which may be issued pursuant to this authorization will be determined at the time of issuance and will not exceed those generally obtainable at the time of issuance for securities having the same or reasonably similar maturities, terms, conditions and features issued by utility companies or utility holding companies of reasonably comparable credit quality. Disclosure of information relating to any such securities issuances in any fiscal quarter of DRI, for 1935 Act reporting requirements, will be made to the Commission pursuant to Rule 24, within 60 days following the end of the fiscal quarter in which the issuance occurs.

     DRI also maintains in effect the following additional separate credit and financing facilities:

     (i) DRI sells its commercial paper in regional and national markets. Proceeds of commercial paper issuances are used for general corporate purposes and are made available to DRI's non-utility subsidiaries pursuant to intercompany credit agreements described below. DRI's non-utility subsidiaries repay these financings through cash flows and proceeds of permanent financings. DRI commercial paper is supported by bank lines of credit maintained by DRI. At December 31, 1998, the aggregate outstanding maximum face amount of DRI commercial paper was $3,100,000.


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     (ii) DRI has entered into an Amended and Restated Credit Agreement dated as of April 3, 1996 as amended by the First Amendment thereto dated as of April 2, 1997 (the "DRI Credit Agreement") among DRI, the lenders identified therein, and NationsBank, N.A., as agent for said lenders, pursuant to which the lenders have, subject to the terms and conditions set forth in the Credit Agreement, agreed to make loans to DRI in an aggregate principal amount not to exceed $300 million at any one time outstanding. Proceeds of loans may be used for general corporate purposes and to support commercial paper. The commitment of the lenders under the DRI Credit Agreement will expire on April 3, 2002 if not theretofore canceled or terminated in accordance with the terms thereof.

     (iii)DRI has entered into a Second Amended and Restated  Short-Term  Credit
          Agreement dated as of March 31, 1999 (the "DRI Short-Term Credit Agreement") among DRI, the lenders identified therein, and NationsBank, N.A., as administrative agent for said lenders, pursuant to which the lenders have, subject to the terms and conditions set forth in the DRI Short-Term Credit Agreement, agreed to make loans to DRI in an aggregate principal amount not to exceed $300 million at any one time outstanding. Proceeds of loans may be used for general corporate purposes and to support commercial paper. The commitment of the lenders under the DRI Short-Term Credit Agreement will expire 364 days after the date thereof if not theretofore canceled or terminated in accordance with the terms thereof.

     (iv) DRI also has in place an Indenture dated as of December 1, 1997 (the "DRI Indenture") between DRI and The Chase Manhattan Bank pursuant to which DRI may, subject to the terms and conditions set forth in the DRI Indenture, issue an unlimited amount of Junior Subordinated Debentures in one or more series. As of the date of this Application-Declaration, DRI has entered into a First Supplemental Indenture dated December 1, 1997 with The Chase Manhattan Bank pursuant to which DRI has issued $257,700,000 aggregate principal amount of 7.83% Junior Subordinated Debentures to Dominion Resources Capital Trust I which has in turn issued $250,000,000 aggregate principal amount of Capital Securities to investors in an offering under Rule 144a under the Securities Act of 1933. Proceeds of the issuance of the Capital Securities by Dominion Resources Capital Trust I are used solely to acquire Junior Subordinated Debentures. Payments on account of the Junior Subordinated Debentures are used by Dominion Resources Capital Trust I to make payments on account of the Capital Securities. Proceeds of the issuance of the Junior Subordinated Debentures are used by DRI for general corporate purposes including debt repayment. Amounts in respect of the Capital Securities are guaranteed by DRI pursuant to the Capital Securities Guarantee Agreement dated as of December 8, 1997 between DRI and The Chase Manhattan Bank, as guarantee trustee, and the New Capital Securities Guarantee Agreement dated as of June 18, 1998 between DRI and The Chase Manhattan Bank, as Trustee.


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     (v)  DRI has also entered into a five year End Loaded Lease  Financing (the
          "ELLF"). The ELLF is structured as an off-balance sheet financing with a single purpose grantor trust, the lessor, formed to purchase, improve and own certain assets which are then leased to DRI. The lease structure is designed to permit DRI to finance the assets on an off-balance sheet basis while allowing DRI to maintain control of the property and retain the benefits of ownership for tax purposes. The assets which are financed under the ELLF include an office building and two aircraft. Payments made by DRI under this leasing arrangement are intended to cover the periodic interest and principal payments required to be made by the lessor which has financed its acquisition of the lease assets. The estimated aggregate amount of lease payments that DRI is required to make under the lease are $12,500,000.

     (vi) DRI also has issued a Note in the face amount of $28,400,000 due 2008 which bears interest at a rate of 9.25% per annum with respect to the financing of the office building occupied by Virginia Power. As of December 31, 1998, the principal balance outstanding of the Note was $18,600,000.

     (vii)DRI has also entered into a Guarantee Agreement dated as of October 30, 1998 in favor of Bayerische Landesbank Girozentrale in connection with the Pounds Sterling 33,500,000 Committed Multi-Currency Revolving Advances Facility dated as of October 30, 1998 between DR Group Holdings, a company organized under the laws of the United Kingdom, and Bayerische Landesbank Girozentrale.

     As discussed above, DRI will be incurring additional indebtedness, anticipated to be in the form of an expanded commercial paper program, to finance the cash component of the consideration to be paid to DRI shareholders in connection with the First Merger and to CNG shareholders in connection with the Second Merger. In addition, it is possible that, prior to the Merger, DRI will seek to increase the commitments of the lenders, and borrow, under the DRI Credit Agreement and the DRI Short-Term Credit Agreement and/or enter into additional credit facilities renewing, extending and/or replacing the DRI Credit Agreement and the DRI Short-Term Credit Agreement. It is also possible that, prior to the Merger, DRI will seek to issue additional Junior Subordinated Debentures to Dominion Resources Capital Trust I (or to another trust vehicle under a similar financing arrangement) and that in connection with such issuance Dominion Resources Capital Trust I (or such other trust vehicle) will issue additional Capital Securities to investors.

     DRI hereby requests Commission authorization to maintain in effect the above described financing arrangements, any additional financing arrangements entered into by DRI prior to the completion of the Merger and any amendments, renewals, extensions or replacements thereof entered into prior to completion of the Merger. DRI further requests Commission authorization, during the period from and after the Merger through December 31, 2002, to amend, renew, extend and/or replace any financing arrangement entered into by DRI prior to completion of the Merger and which remains in effect on the date the Merger is completed; provided that no such amendments, renewal, extension and/or replacement which is effected following completion of the Merger shall provide for an increase in the aggregate amount of indebtedness to be incurred (taking into account all outstanding DRI financing arrangements) or for a final maturity date which occurs after December 31, 2002 unless the Commission shall otherwise approve or such amendment, renewal, extension and/or replacement shall not require Commission approval under the 1935 Act and the rules and regulations promulgated thereunder. DRI further requests authorization to enter into additional financing arrangements similar to those described above in paragraphs
(i) through (vii) above for the period from and after the Merger through December 31, 2002; provided that the additional aggregate principal amount of payment obligations incurred by DRI pursuant to this separate request for authorization shall not exceed $250,000,000.

     Within 90 days following completion of the Merger, DRI will, pursuant to Rule 24, notify the Commission of all financing arrangements entered into by DRI prior to the Merger and which will remain in effect upon the closing of the Merger. Thereafter, DRI will, pursuant to Rule 24, notify the Commission of all DRI financings occurring within any fiscal quarter of DRI within 60 days following the end of such fiscal quarter.

     In addition to the foregoing financing facilities, DRI also supports the operations of its non-utility subsidiaries through capital contributions, guarantees and other support arrangements. These other support arrangements include covenants of DRI to maintain a specific level of ownership of the companies involved and to maintain a minimum net worth for such subsidiaries. DRI's non-utility businesses are principally conducted through Dominion Energy, Inc., a Virginia corporation and a wholly owned subsidiary of DRI ("DEI" and, together with its subsidiaries, the "DEI Companies"), and Dominion Capital, Inc., a Virginia corporation and a wholly owned subsidiary of DRI ("DCI" and, together with its subsidiaries, the "DCI Companies"). As discussed in further detail in this Item 1, Section C below, the DEI Companies are principally involved in energy-related businesses and the DCI Companies are principally involved in financial services businesses. An organizational chart of DRI and its subsidiaries is annexed hereto as Exhibit E-3.

          a.   DRI Investment in and Support of the DEI Companies.

     As of December 31, 1998, DEI had paid in capital from equity investments made by DRI of $456,400,000. As of the date of this Application-Declaration, except as described below, DRI has not entered into any capital contribution agreement or similar arrangement which expressly requires DRI to make any additional cash capital contributions to DEI or any of the other DEI Companies.

     As of the date of this Application-Declaration, DRI has entered into an Intercompany Credit Agreement dated as of August 31, 1987 between DRI and DEI pursuant to which DEI may, subject to the terms and conditions of the Intercompany Credit Agreement, borrow up to $350,000,000 aggregate principal amount at any one time outstanding from DRI. Proceeds of borrowings may be used by DEI for general corporate and working capital purposes.

     As of the date of this Application-Declaration, DRI has guaranteed $122,312,000 aggregate principal amount of payment obligations of the DEI Companies pursuant to the following agreements:

     (i) Liquidity Support Agreement dated as of February 27, 1998 made by DRI in favor of Commonwealth Edison Company in support of the obligations of Kincaid Generation, L.L.C. under its Power Purchase Agreement with Commonwealth Edison Company. DEI holds both a direct (1%) and an indirect (99%) equity interest in Kincaid Generation, L.L.C. The Liquidity Support Agreement requires DRI to make up to $22,000,000 of capital contributions to DEI if required in order to enable DEI to fulfill its obligations relating to the Power Purchase Agreement.

     (ii) Backstop Cash Management Agreement dated as of April 28, 1998 between DRI, Kincaid Generation, L.L.C. and LaSalle National Bank, as collateral trustee, pursuant to which DRI is required to guarantee the repayment of certain amounts into collateral accounts maintained by the collateral agent if Kincaid Generation, L.L.C. takes advances from such accounts, the repayment of which advances is guaranteed, in the first instance, by DEI.

     (iii)Backstop Equity Subscription Agreement dated as of April 28, 1998 between DRI, Kincaid Generation, L.L.C. and LaSalle National Bank, as collateral trustee, pursuant to which DRI is required to make up to $100,312,000 of capital contributions to Kincaid Generation, L.L.C. in connection with financing arrangements entered into by Kincaid Generation, L.L.C. and guaranteed, in the first instance, by DEI.

     DRI hereby requests authorization to maintain in place the foregoing guarantee and other credit support arrangements following completion of the Merger and any other guarantees and other credit support arrangements entered into by DRI prior to completion of the Merger and which remain in effect on the date the Merger is completed. DRI further requests authorization for the period from and after the Merger through December 31, 2002 to provide additional guarantees or other credit support for the DEI Companies; provided that the aggregate additional cash amount guaranteed by DRI pursuant to this authorization does not exceed $1,500,000,000. Securities issuances, including guarantees and other credit support, made by DEI and the other DEI Companies will be effected in compliance with all applicable laws and regulations, including, if applicable, the 1935 Act and Rule 52.

     As of the date of this Application-Declaration, DRI has entered into additional support agreements on behalf of the DEI Companies under which DRI has no current payment obligation or quantifiable monetary exposure. These agreements are all in the nature of contractual undertakings on the part of DRI to maintain ownership levels in the specified DEI Companies and to cause the specified DEI Companies to maintain a minimum net worth (or similar undertakings). The descriptions of these agreements are included herein for informational purposes only as any equity investments made by DRI in the DEI Companies pursuant to these agreements would be expressly permitted without Commission authorization under Rule 45(b)(4). Such agreements in effect as of the date of this Application-Declaration are the following:

     (i) Support Agreement dated as of October 21, 1987 made in connection with the $143,900,000 Loan Agreement between Rumford Cogeneration Company and Bank of America National Trust and Savings Association. DEI is a limited partner of Rumford Cogeneration Company. The Support Agreement requires DRI to maintain direct or indirect ownership of at least 50% or more of the voting shares of DEI.

     (ii) Support Agreement dated as of July 19, 1993 made in connection with the Loan Agreement and the Investment Agreement, each between Belize Electric Company Ltd. and Commonwealth Development Corporation and International Finance Corporation. DEI holds an indirect equity interest in Belize Electric Company Ltd. The Support Agreement requires DRI to maintain ownership of at least a majority of the voting stock of DEI, to maintain the net worth of DEI at not less than $10,000,000 and to cause DEI to, directly or indirectly, to maintain 100% ownership of Dominion Energy Central America, which holds 95% of the voting stock of Belize Electric Company Limited.

     (iii)Support Agreement dated as of February 8, 1996 made by DRI in favor of DEI in connection with the $400,000,000 Multi-Currency Credit Agreement between DEI, the lenders party thereto and ABN AMRO North America, Inc. as agent. The Support Agreement requires DRI to maintain 100% ownership of DEI voting stock, to maintain a net worth of $10,000,000 for DEI and to cause DEI to maintain $500,000 of specified eligible investments.

     (iv) Support Agreement dated as of April 9, 1998 made by DRI in favor of DEI in connection with the Extending Revolving Term Loan Agreement between Dominion Energy Canada, Ltd., the lenders party thereto and The Bank of Nova Scotia, as agent. DEI owns 100% of Dominion Energy Canada, Ltd. The Support Agreement requires DRI to maintain 100% ownership of DEI voting stock, to maintain a net worth of $10,000,000 for DEI and to cause DEI to maintain $500,000 of specified eligible investments.

     It is possible that, prior to completion of the Merger, DRI will make additional equity investments in and/or provide additional guarantees or other credit support for or on behalf of the DEI Companies. Prior to completion of the Merger, none of such additional equity investments and/or additional guarantees or other credit support will require

Commission approval under the 1935 Act. Following completion of the Merger, DRI may make additional equity investments in the DEI Companies without prior Commission authorization under Rule 45(b)(4) and will provide guarantees and other credit support to the DEI Companies in compliance with all applicable provisions of the 1935 Act and rules, regulations and orders under the 1935 Act which are or may be applicable to DRI.

     Within 90 days following completion of the Merger, DRI will, pursuant to Rule 24, notify the Commission of all equity investments in, and guarantees or other credit support for or on behalf of, the DEI Companies made or provided prior to the Merger and which will remain in effect upon closing of the Merger. Thereafter, DRI will, pursuant to Rule 24, notify the Commission of all further equity investments in, and guarantees or other credit support for or on behalf of, the DEI Companies made or provided during any fiscal quarter of DRI within 60 days following the end of such fiscal quarter.

          b.   DRI Investment in and Support of the DCI Companies.

     As of December 31, 1998, DCI had paid in capital from equity investments made by DRI of $593,500,000. As of the date of this Application-Declaration, except as described below, DRI has not entered into any capital contribution agreement or similar arrangement which expressly requires DRI to make additional cash capital contributions to DCI or any of the other DCI Companies.

     As of the date of this Application-Declaration, DRI has entered into an Intercompany Credit Agreement dated as of December 20, 1985 between DRI and DCI pursuant to which DCI may, subject to the terms and conditions of the Intercompany Credit Agreement, borrow up to $250,000,000 aggregate principal amount at any one time outstanding from DRI. Proceeds of borrowings by DCI may be used for general corporate and working capital purposes.

     As  of  the  date  of  this  Application-Declaration,  DRI  has  guaranteed
$47,500,000 aggregate principal amount of payment obligations of the DCI Companies and has provided liquidity support pursuant to the following agreements:

     (i) Guaranty Agreement dated as of May 13, 1996 by DRI in favor of DYNEX Capital, Inc. (formerly Resource Mortgage Capital, Inc.). The Guaranty was given in connection with a $47,500,000 promissory note made by Dominion Mortgage Services, Inc., an indirect wholly owned subsidiary of DRI.

     (ii) Support Agreement dated as of February 5, 1999 made by DRI in favor of DCI in connection with the implementation of a $400,000,000 commercial paper financing program by DCI. The Support Agreement requires DRI to maintain 100% ownership of DCI voting stock, to maintain a net worth of $100,000,000 for DCI and to provide liquidity support for DCI.

     DRI hereby requests authorization to maintain in place the foregoing guarantee and other credit support arrangements following completion of the Merger and any other guarantees and other credit support arrangements entered into by DRI prior to completion of the Merger and which remain in effect on the date the Merger is completed. DRI further requests authorization for the period from and after the Merger through December 31, 2002 to provide additional guarantees or other credit support for the DCI Companies; provided that the aggregate additional cash amount guaranteed by DRI pursuant to this authorization does not exceed $1,600,000,000. Securities issuances, including guarantees and other credit support, made by DCI and the other DCI Companies will be effected in compliance with all applicable laws and regulations including, if applicable, the 1935 Act and Rule 52.

     As of the date of this Application-Declaration, DRI has entered into the additional support agreements on behalf of the DCI Companies under which DRI has no current payment obligation or quantifiable monetary exposure. These agreements are all in the nature of contractual undertakings on the part of DRI to maintain ownership levels in the specified DCI Companies and to cause the specified DCI Companies to maintain a minimum net worth (or similar undertakings). The descriptions of these agreements are included herein for informational purposes only as any equity investments made by DRI in the DCI Companies pursuant to these agreements would be expressly permitted without Commission authorization under Rule 45(b)(4). Such agreements in effect as of the date of this Application-Declaration are the following:

     (i) Support Agreement dated as of May 20, 1997, as amended from time to time made by DRI in favor of DCI in connection with the Letter of Credit Reimbursement Agreement between DCI and The Bank of Nova Scotia. The Support Agreement requires DRI to maintain 100% ownership of DCI and to maintain a net worth for DCI of $50,000,000.

     (ii) Support Agreement dated as of November 7, 1997, as amended, made by DRI in favor of DCI in connection with the Credit Agreement between DCI, the lenders party thereto and ABN AMRO Bank N.V., as agent. The Support Agreement requires DRI to maintain 100% ownership of DCI voting stock and to maintain a net worth of $100,000,000 for DCI.

     (iii)Support Agreement dated as of May 12, 1999, as amended, made by DRI in favor of DCI in connection with the Letter of Credit Reimbursement Agreement between DCI and Citibank, N.A. The Support Agreement requires DRI to maintain 100% ownership of DCI and to maintain a net worth of $50,000,000 for DCI.

     (iv) Support Agreement dated as of November 3, 1998, as amended, made by DRI in favor of DCI in connection with the Credit Agreement between DCI, the lenders party thereto and The Chase Manhattan Bank, as agent. The Support Agreement requires DRI to maintain 100% ownership of DCI voting stock and to maintain a net worth of $100,000,000 for DCI.

     It is possible that, prior to completion of the Merger, DRI will make additional equity investments in and/or provide additional guarantees or other credit support for or on behalf of the DCI Companies. Prior to completion of the Merger, none of such additional equity investments and/or additional guarantees or other credit support will require Commission approval under the 1935 Act. Following completion of the Merger, DRI may make additional equity investments in the DCI Companies without prior Commission authorization under Rule 45(b)(4) and will provide guarantees and other credit support to the DCI Companies in compliance with all applicable provisions of the 1935 Act and rules, regulations and orders under the 1935 Act which are or may be applicable to DRI.

     Within 90 days following completion of the Merger, DRI will, pursuant to Rule 24, notify the Commission of all equity investments in, and guarantees or other credit support for or on behalf of, the DCI Companies made or provided prior to the Merger and which will remain in effect upon closing of the Merger. Thereafter, DRI will, pursuant to Rule 24, notify the Commission of all further equity investments in, and guarantees or other credit support for or on behalf of, the DCI Companies made or provided during any fiscal quarter of DRI within 60 days following the end of such fiscal quarter.

          c.   Investment in EWGs and FUCOs.

     Each of DRI and CNG also holds investments in various exempt wholesale generators ("EWGs") under Section 32 of the 1935 Act and foreign utility companies ("FUCOs") under Section 33 of the 1935 Act. DRI's specific EWG investments are described below and are also described in detail in DRI's Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998 and filed with the Commission in File No. 69-278. Such Exemption Statement on Form U-3A-2 is hereby incorporated by reference herein. CNG's specific EWG and FUCO investments are described below and are also described in more detail in CNG's Annual Report on Form U5S for the fiscal year ended December 31, 1998 and filed with the Commission in File No. 30-203. Such Annual Report on Form U5S is hereby incorporated by reference herein. On a pro forma consolidated basis at December 31, 1998, DRI and CNG together have invested $918,700,000 in EWGs and FUCOs which represents 32% of pro forma consolidated retained earnings at December 31, 1998.

     To date  DRI's  and  CNG's EWG and FUCO  investments  have  been  primarily
non-U.S. enterprises as most of their U.S. independent energy projects have either qualified for "qualifying facility" ("QF") status under the Public Utility Regulatory Policies Act of 1978 ("PURPA") or have not been jurisdictional businesses under the 1935 Act (e.g., CNG's investment in the Iroquois interstate gas pipeline). However, while DRI anticipates that it will continue to explore non-U.S. investment opportunities and will continue to acquire interests in non-U.S. EWGs and FUCOs, DRI also anticipates that its investment in U.S. EWGs will increase substantially over the next several years. The principal reason for this anticipated increase is DRI's announced intention to build new independent power plants as well as DRI's desire to purchase existing generating facilities which may be sold as a result of the ongoing restructuring of the U.S. utility industry which has resulted in the enactment of state laws mandating separation and/or divestiture of generation by vertically integrated utilities. Often, newly constructed generation facilities and divested generation facilities will not satisfy the criteria for designation as QFs and, thus, if they are to be acquired by independent (i.e., non- utility generation or out-of-region competitors) energy providers, they must be designated as EWGs. Failure to obtain QF or EWG status for these newly constructed and divested generation facilities would raise difficult issues under the 1935 Act because, in the absence of the 1935 Act exemption for QFs and EWGs, most independent acquirors of these assets could not satisfy the integration requirements of the 1935 Act with respect to the acquisition of non-exempt assets or continue to own and operate the assets as part of a registered system. For the foregoing reasons and to enable DRI to compete effectively in the independent generation market, DRI hereby requests authorization, following completion of the Merger and for purposes of Rule 53, to invest up to 100% of consolidated retained earnings in EWGs and FUCOs.

     The Commission has previously recognized that investment in the domestic utility industry does not pose the same risks that might arise in the non-U.S. utility industry. The Southern Company, Holding Co. Act Release No. 35-26501 (April 1, 1996). From a business perspective, however, DRI imposes the same level of scrutiny with respect to U.S. investments as it does with respect to non-U.S. investments. Every potential investment in independent energy projects undergoes a series of reviews by project managers responsible for identifying business opportunities, senior management and the Board of Directors of DEI (the DRI company through which most of these investments are made) and, in some cases, senior management and the Board of Directors of DRI.

     Investments are evaluated against a number of investment criteria including
(i) economic viability of the project, (ii) political and regulatory risk, (iii) availability of non-recourse financing on reasonable terms and (iv) strategic fit within the DRI system.

               Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties.

               Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the region. This analysis is a critical component of DRI's investment review as each of the 50 states and the U.S. Congress consider utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing.

               Non-Recourse Financing. All of DRI's existing independent energy projects have obtained some of their long-term financing on a non-recourse basis with, in some cases, limited support from DRI. In most cases, DRI's involvement is limited to acting as a backstop to support arrangements provided in the first instance by DEI. It is an essential element of the investment analysis that DRI have a reasonable degree of comfort that each project have an ability to obtain a substantial part of its ongoing financing needs without DRI support except indirectly through DRI's support of DEI. As is described in DRI's Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998 and as is further described above, DRI has had substantial success in limiting its financial exposure to its independent energy projects.

               Strategic Fit. Finally, DRI is particularly sensitive to ensuring that its independent energy investments contribute to DRI's overall strategic growth plan building upon DRI's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Thus, each potential investment must be reviewed and approved by a number of managers within the DRI system who will focus their review not only on the questions of whether a particular project satisfies DRI's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving DRI's long-term overall strategic objectives.

     Finally, pursuant to Virginia restructuring legislation, Virginia Power has been mandated to separate its generation activities from its retail distribution activities. Thus, as described in the Press Release dated April 19, 1999 and annexed hereto as Exhibit E-1, Virginia Power will undertake the functional separation of Virginia Power's generation assets. It is possible that these assets will be contributed to a new subsidiary of DRI which may seek to qualify as an EWG ("Genco"). DRI hereby requests Commission authorization to exclude from the calculation of aggregate investment in EWGs and FUCOs for purposes of Rule 53 the amount of the initial investment attributable to Genco as a result of the above described functional separation of Virginia Power's generation assets from Virginia Power or, in the alternative, to increase the amount that DRI may invest in EWGs and FUCOs for purposes of Rule 53 by the amount of such initial investment attributable to Genco as a result of the above described functional separation of Virginia Power's generation assets from Virginia Power. The rationale for this treatment of these assets is as follows:

               (i) The separation of Virginia Power's generation assets from its retail distribution activities is mandated by Virginia law. Virginia, like many other states, has recently adopted electric restructuring legislation requiring a transition to retail competition. A retail distribution company's retention of control over generation assets is inconsistent with this legislative goal. As discussed above, functional separation of generation supply from the retail distribution function is an essential element of most state restructuring initiatives.

               (ii) DRI will be making no new investment in Genco in connection with the initial transfer of Virginia Power's generation assets to Genco. Thus, DRI will not, as a result of such transfer, be increasing its exposure to new EWG investment such as would result from the acquisition of new generation assets for cash and/or with DRI support. It is possible that DRI will, after the initial transfers of Virginia Power's generation assets to Genco, cause Genco to acquire new generation assets in an expansion of Genco's ongoing business. Any new investment made by DRI in support of such new acquisitions would be included in the calculation of DRI's aggregate investment in EWGs.

               (iii) Rule 53 was adopted prior to the onset of state mandated generation divestitures in connection with the adoption of state retail restructuring laws and was not designed or intended to capture functional disaggregation by registered holding companies. Rule 53 was adopted pursuant to Section 32(h)(6) of the 1935 Act which required the Commission to promulgate rules relating to registered holding companies' financing support for their affiliate EWGs and the circumstances under which such financing support could have a
          "substantial adverse impact" on the "financial integrity" of a registered system. Neither Rule 53 nor Section 32 was designed or intended to penalize registered holding companies for their compliance with state-mandated disaggregation laws because such laws and the results of disaggregation were not contemplated when Section 32 was enacted or when Rule 53 was adopted. As discussed above, the alternative of not designating disaggregated generation assets as EWGs raises even greater issues under the 1935 Act. First, failure to obtain EWG exemption for such assets would necessitate prior Commission approval of the disaggregation transaction under Section 9(a)(1) as the creation of a Genco would constitute the acquisition of a separate "public utility company" for purposes of Section 9(a)(1). Second, serious questions are raised as to whether the Commission could approve such a transaction given the integration requirements of the 1935 Act. Pursuant to Section 32(k) of the 1935 Act, an electric utility company is prohibited from entering into a contract to purchase electricity from an EWG which is an affiliate or associate company unless every state commission with retail rate jurisdiction over such electric utility company expressly approves the transaction after having made the specific findings required by Section 32(k)(2). A state which has just mandated functional separation of generation from retail distribution for the express purpose of granting choice to retail customers is unlikely to approve a contract which effectively takes that choice away. Thus, it would be virtually impossible for any registered holding company to demonstrate that its disaggregated generation is integrated with its disaggregated distribution under current Commission interpretation of Section 2(a)(29)(A).

     For all of the foregoing reasons, it would unfairly and inappropriately penalize registered holding companies in their ability to compete for true new EWG investments if the safe harbors contained in Rule 53 were deemed utilized by reason of a registered holding company effecting a disaggregation transaction in which functionally separated generation assets are designated as EWGs.

          2.   Virginia Power and its Subsidiaries.

     As noted above, DRI's sole public utility subsidiary, Virginia Power, finances its operations and the operations of its subsidiaries on a stand-alone basis and independent of any credit support from DRI. All financings undertaken by Virginia Power, all investments made by Virginia Power and all support arrangements undertaken by Virginia Power in support of its subsidiaries require approval of the Virginia State Corporation Commission (the "VSCC") which has regulatory jurisdiction over Virginia Power. Any future financings undertaken by Virginia Power will be undertaken in compliance with all applicable laws, rules and regulations including, after completion of the Merger, the 1935 Act and Rule
52. Exhibit E-8 hereto, contains the information which would have been required by Rule 52(c) and form U-6B-2 to be filed with the Commission with respect to all financing arrangements entered into by Virginia Power and its subsidiaries as of the date of this Application-Declaration if such financing arrangements had been effected in compliance with Rule 52. Within 90 days following completion of the Merger, DRI will, pursuant to Rule 24, notify the Commission of all financing arrangements entered into by Virginia Power and its subsidiaries prior to the Merger and which will remain in effect upon closing of the Merger. Thereafter, DRI will, pursuant to Rule 24, notify the Commission of all further financing arrangements undertaken by Virginia Power and its subsidiaries in compliance with Rule 52 during any fiscal quarter of DRI within 60 days following the end of such fiscal quarter.

          3.   CNG and its Subsidiaries.

     By Commission order dated March 28, 1996, Holding Co. Act Release No. 35-26500 (the "Omnibus Order"), CNG was authorized to engage in various financing and related transactions through March 31, 2001. The Omnibus Order allows CNG financing if CNG meets the following conditions: (i) CNG's long-term debt must be rated investment grade by at least one nationally recognized statistical rating organization; (ii) CNG's common equity, as reflected in its most recent Form l0-K or Form l0-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated capitalization;
(iii) the effective cost of money for debt may not exceed 300 basis points over the interest rate on United States Treasury securities of a comparable term;
(iv) the effective cost of money for preferred stock and other fixed securities may not exceed 500 basis points over the interest rate on 30-year United States Treasury securities; (v) the maturity of debt may not be more than 50 years;
(vi) issuance expenses in connection with an offering of securities, including any underwriting fees, commissions or other similar compensation, may not exceed 5% of the total amount of securities being issued; (vii) proceeds of the proposed financing may not be used to invest in an EWG or a FUCO; (viii) at the time of each financing transaction, CNG must be in compliance with the requirements of Rules 53 and 54 under the Act; and (ix) proceeds of the proposed financing by subsidiaries of CNG must be used only in connection with their respective existing businesses.

     Under the Omnibus Order CNG may issue and sell common stock, preferred stock, short-term debt, long-term debt and other securities from time to time through March 3l, 2001, provided that the aggregate amount of short-term and revolving debt outstanding at any one time and the aggregate amount of common stock, preferred stock, long-term debt and other securities issued during the period shall not exceed $7 billion. All sales and issuances of common stock, short-term debt and long-term debt by CNG subsequent to March 28, 1996 have occurred pursuant to the Omnibus Order.

     CNG issues and sells commercial paper under the Omnibus Order to dealers at the discount rate prevailing at the date of issuance for comparable commercial paper. The dealers reoffer such commercial paper at a discount to investors. The amount of commercial paper outstanding at any one time varies according to the seasonal working capital needs of CNG. There was $558,900,000 principal amount of CNG commercial paper outstanding on December 31, 1998.

     Currently outstanding under the Omnibus Order is a Credit Agreement dated as of June 27, 1997 ("CNG Credit Agreement"), among CNG and several banks with The Chase Manhattan Bank, as agent. The CNG Credit Agreement provides a line of credit of up to $775 million as back-up for commercial paper. The CNG Credit Agreement had a termination date of June 26, 1998, but was extended by amendment to terminate June 25, 1999. No loans are currently outstanding under the Credit Agreement.

     As of December 31, 1998, CNG had an aggregate of $1,392,875,000 principal amount of senior debentures outstanding (excluding current maturities). Of this amount, $950,000,000 principal amount were issued under an Indenture, dated as of April 1, 1995, between CNG and United States Trust Company of New York, as trustee. The remaining $442,875,000 principal amount was issued pursuant to an Indenture, dated as of May 1, 1971, between CNG and The Chase Manhattan Bank, as successor trustee. Until the effective date of the Omnibus Order each sale and issuance of a series of debentures by CNG was required to be individually authorized by Commission order under the Act. Subsequent to March 28, 1996, sales and issuances of debenture series have been pursuant to the Omnibus Order authorization, with the Commission being notified of each such sale and issuance through the filing of quarterly Rule 24 certificates.

     CNG has a universal shelf registration effective under the Securities Act of 1933, Registration Statement No. 333-25347, pursuant to which it may make public offerings of stock or debt. There is currently approximately $338 million in financing available under this registration.

     CNG from time to time under the Omnibus Order has issued and sold common stock, frequently to satisfy the requirements of stock related obligations of employee benefit plans and the CNG Dividend Reinvestment Plan. Such issuances are reported to the Commission on quarterly Rule 24 certificates.

     CNG's financing of its subsidiaries through the purchase of debt or common stock of such subsidiaries is done primarily pursuant to Rule 52 under the 1935 Act. Certificates of Notification on Form U-6B-2 with respect to these transactions are filed as exhibits to CNG's quarterly Rule 24 certificates. However, short-term debt sales by CNG's Ohio and Pennsylvania utility company subsidiaries to CNG do not require prior state commission approval and thus do not qualify for the use of Rule 52; such sales are made pursuant to the Omnibus Order.

     CNG is authorized under the Omnibus Order to enter into guarantee arrangements, obtain letters of credit and otherwise provide credit support with respect to the obligations of subsidiaries which were parties to the proceeding. The aggregate amount of all such arrangements cannot exceed $2 billion. There is approximately $169.3 million in such guarantees currently outstanding. Certain subsidiaries of CNG have authority under the Omnibus Order to enter into such arrangements with respect to the obligations of their respective subsidiaries.

     The Omnibus Order also contains provisions concerning types of securities other than customary short-term debt, long-term debt and stock; interest rate and equity swaps; acquisition of affiliate securities; charter amendments and financing entities.

     There are several individual outstanding authorizations granted to CNG system companies under the Act outside of the Omnibus Order. These are as follows.

          CNG Money Pool. By orders dated June 12 and July 16, 1986 (Holding Co. Act Release No. 35-24128 and Holding Co. Act Release No. 35-24150 (g), respectively, as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (Holding Co. Act Release No. 35-25040), May 13, 1991 (Holding Co. Act Release No. 35-25311), April 8, 1994 (Holding Co. Act Release No. 35-26021), and July 18, 1997 (Holding Co. Act Release No. 35-26742), the Commission authorized the establishment and operation of the Consolidated System Money Pool.

          Iroquois Pipeline. By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (Holding Co. Act Release Nos. 35-25239, 35- 25263, 35-25308, 35-25845 and 35-26571,
          respectively) the Commission authorized CNG Transmission Corporation ("CNGT") to provide financing to its wholly owned subsidiary, CNG Iroquois, Inc. ("CNGI"), for use relating to CNGI's 16% general partnership interest in Iroquois Gas Transmission System L. P.("Iroquois"). The interstate pipeline owned by Iroquois was completed in 1992. The financing of CNGT's interest in Iroquois was accomplished through the purchase by CNGT of common stock of CNGI. Related authorizations concerning credit support expire on June 30, 2001.

          Hub Market Center. By order dated October 21, 1994, Holding Co. Act Release No. 35-26148, the Commission authorized CNG to provide its subsidiary, CNG Power Company ("CNG Power") with up to $2 million in financing to be used by CNG

          Power to invest in its special purpose wholly-owned subsidiary, CNG Market Center Services, Inc. ("CNGMC"). Such financing can be provided by CNG through the purchase of CNG Power common stock, the making of open account advances or long-term loans to CNG Power, in any combination thereof. CNGMC owns a 50% general partnership interest in CNG/Sabine Center, which operates a market center or "super- hub" at points along the 7,400 mile pipeline system of CNGT. This authorization expires on July 1, 2004.

          Energy Related Services. By orders dated August 28, 1995 and August 27, 1997 (Holding Co. Act Release No. 35-26363 and Holding Co. Act Release No. 35-26757, respectively), the Commission authorized CNG Products and Services, Inc. ("CNGP&S") to engage in the business of providing several categories of energy- related services to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG. CNG was authorized to provide CNGP&S with up to $10 million of financing through the sale of debt and common stock to its immediate parent, or through the obtaining of open account advances from such parent. This authorization expires on December 31, 2000.

          Partnering. By orders dated July 26, 1995 and December 30, 1997 (Holding Co. Act Release No. 35-26341 and Holding Co. Act Release No. 35-26807), the Commission authorized a former wholly-owned subsidiary of CNG, CNG Energy Services Corporation ("Energy Services"), to acquire ownership interests with nonaffiliates in projects that involve gas-related activities. The dollar limit on such investments is $200 million. Pursuant to this authorization, Energy Services formed CNG Main Pass Gas Gathering Corporation and CNG Main Pass Oil Gathering System. In connection with the sale of Energy Services to an unaffiliated third party, ownership in these two companies was transferred to CNG, and the authority to "partner" with nonaffiliates without prior Commission approval was transferred to CNG Producing
          Company. See Commission order dated July 29, 1998, HCAR No. 26900. This partnering authorization expires on December 31, 2002.

          Power Services Guarantees. By order dated August 2, 1996, Holding Co. Act Release No. 35-26551, the Commission authorized CNG to issue parent guarantees of up to an aggregate of $250 million on behalf of its wholly-owned subsidiary, CNG Power Services Corporation ("CNG Power Services"). CNG Power Services is engaged in the purchase and sale of electricity at wholesale. This authorization expires on March 31, 2001.

          Energy Marketing. By order dated January 15, 1997, Holding Co. Act Release No. 35-26652, the Commission authorized Energy Services to invest up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities, including corporations, partnerships, limited liability companies, and joint ventures. CNG Retail Corporation was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas, electricity and other products at retail. Pursuant to Holding Co. Act Release No. 35-26900, dated July 29, 1998, CNG Retail Corporation became a direct subsidiary of CNG and succeeded to the authorizations and reporting obligations under the order subsequent to the sale of Energy Services by CNG to an unaffiliated party. This authorization expires on December 31, 2001.

          CNG International. By order dated May 30, 1996, Holding Co. Act Release No. 35- 26523, the Commission authorized CNG to form CNG International Corporation ("CNG International"), to acquire directly or through intermediary companies interests in foreign EWG's and FUCOs as defined in Sections 32 and 33 of the Act, respectively. The order also authorized CNG to provide CNG International up to $300 million credit support with respect to its investments. Jurisdiction was retained over CNG's request to invest up to $300 million in certain foreign energy activities including foreign gas pipelines.

          By supplemental order dated October 25, 1996, Holding Co. Act Release No. 35- 26595, the Commission released jurisdiction over proposed investments of up to an aggregate of $75 million in two gas pipelines, one in Bolivia and the other in Argentina. No direct investment was made by CNG International under this authorization, and the authorization is regarded as having lapsed.

          By supplemental order dated November 19, 1996, Holding Co. Act Release No. 35- 26608, the Commission released jurisdiction over a proposed investment of up to $75 million in three gas pipelines in Australia. Approximately $38.8 million in these projects was consummated in late 1996. As a result of such transaction, CNG International now indirectly holds a 30% ownership interest in Epic Energy Pty Ltd., an Australian company.

          By supplemental order dated February 12, 1998, Holding Co. Act Release No. 35- 26824, the Commission released jurisdiction over a proposed investment of up to $165 million by CNG International in the Alinta gas pipeline in Western Australia. In March 1998, CNG International paid approximately $143.2 million to acquire its 33% equity interest in the pipeline, through intermediate companies including Epic Energy Australia Trust.

          By supplemental order dated April 9, 1999, Holding Co. Act Release No. 35-27002, the Commission released jurisdiction over a proposed investment of up to $100 million by CNG International in a gas pipeline being privatized by the state of Victoria, Australia. CNG International was not the winning bidder for the pipeline, and no investment will be made pursuant to this authorization.

          The Commission has retained jurisdiction over the remaining requests of CNG and CNG International to invest in other foreign energy activities.

          CNG and CNG International have pending before the Commission an application to invest up to an additional $750 million to acquire interests, through December 31, 2003, in entities engaged in gas related activities permitted by the Gas Related Activities Act of 1990, and to be able to make such investments in entities engaged in gas transportation and storage activities without any additional case-by-case approval of the Commission. The application also seeks authority for CNG and CNG International to make guarantees and provide other credit support to CNG International, and for both companies to make guarantees and provide such support to subsidiaries of CNG International. The aggregate amount of such support would be $750 million. The Commission gave public notice of the application in Holding Co. Act Release No. 35- 26992, dated March 19,1999.

     It is possible that, prior to the Merger, CNG and its subsidiaries will undertake additional financing transactions pursuant to Rule 52, the Omnibus Order and/or other, including new, express Commission authorization.

     DRI and CNG hereby request Commission authorization to maintain in effect the above described financing arrangements and to extend through December 31, 2002 all of the above described authorizations which are stated to expire prior to December 31, 2002, to maintain in effect all additional financing arrangements entered into by CNG or any of its subsidiaries prior to completion of the Merger and any renewals, extensions and/or replacements of any of the foregoing financing arrangements entered into by CNG or any of its subsidiaries prior to completion of the Merger. DRI and CNG further request Commission authorization, during the period from and after the Merger through December 31, 2002, to renew, extend and/or replace any financing arrangement entered into by CNG or any of its subsidiaries prior to completion of the Merger and which remains in effect on the date the Merger is completed; provided that no such renewal, extension and/or replacement which is effected following completion of the Merger shall provide for an increase in the aggregate amount of indebtedness incurred (taking into account all outstanding CNG financing arrangements) or for a final maturity date which occurs after December 31, 2002 unless the Commission shall otherwise approve or such renewal, extension and/or replacement shall not require Commission approval under the 1935 Act and the rules and regulations promulgated thereunder. In addition, the following changes in the Omnibus Order authorizations are hereby requested:

          1. That the aggregate amount of financing permitted under the Omnibus Order, as extended, be increased from $7 billion to $10 billion.

          2. That the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries be increased from $2 billion to $3 billion.

          3. That CNG be authorized to give guarantees and other credit support for the benefit of any of its direct and indirect subsidiaries as needed to support such subsidiary's normal course of business.

          4. That the restriction (condition (vii)) of not using proceeds of proposed financing to invest in EWGs and FUCOs be deleted and that CNG be permitted to invest in EWGs and FUCOs through non-utility intermediate subsidiaries.

     Financings of CNG subsidiaries beyond the amounts authorized in some of the orders discussed above may be permitted to occur under Rule 52.

     C.   Retention  of  Non-Utility   Businesses  and  Additional   Non-Utility
          Acquisitions.

     DRI is presently a holding company which is exempt from the registration requirements of the 1935 Act. As an exempt holding company, DRI has been free to invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a). DRI's diversification program has been very successful and has resulted in tangible benefits to DRI's shareholders. Most importantly, from the 1935 Act perspective, DRI's diversification program has been conducted in compliance with applicable state laws and regulations and in a manner designed to minimize any risk that any losses incurred as a result of diversification could be borne by Virginia Power. Virginia Power has made investments in discrete non-utility businesses with the express approval of the VSCC and subject to conditions and limitations imposed by the VSCC. Virginia Power supports the investment and financing needs of its subsidiaries as part of Virginia Power's stand-alone financing arrangements. All of DRI's other diversified businesses are held by separate subsidiaries of DRI and are managed as independent stand-alone businesses receiving only minimal indirect credit support from DRI; i.e., DRI provides financial support to DEI and DCI which in turn support the operations of the DEI Companies and the DCI Companies, respectively. Thus, DRI's diversified activities are conducted in the manner approved by the Commission in National Utilities & Industries, 45 S.E.C. 167 (1973), and Pacific Lighting Corporation, 45 S.E.C. 152 (1973). Set forth below is a brief description of the non-utility businesses and activities engaged in by DRI subsidiaries. Reference is also made to Exhibit E-3 hereto, which contains additional information concerning individual non-utility subsidiaries of DRI.

     DEI is a holding company and is a direct subsidiary of DRI. DEI has interests in various generation and small power production facilities in various states of the United States all of which are QFs or EWGs under the 1935 Act and, thus, are exempt under the 1935 Act. DEI also owns, through EWGs, interests in gas-fired, diesel-fueled and hydroelectric facilities in Argentina, Belize, Bolivia and Peru.

     DEI, through its subsidiaries, is also involved in the ownership, exploration and development of natural gas and oil reserves in Western Canada, the Appalachian Basin, the Uinta Basin the Black Warrior Basin, the onshore Gulf Coast region, the Illinois Basin, the Michigan Basin and the San Juan Basin. As of March 31, 1999, DEI had proven reserves of approximately 1.2 trillion cubic feet of natural gas equivalent. DEI, through its subsidiaries, is also involved in the wholesale aggregation, marketing and trading of natural gas and storage capacity positions, on behalf of DEI and third parties. DEI maintains its own credit facilities, with some limited support from DRI, through which it finances the activities of its subsidiaries. Certain subsidiaries of DEI also maintain their own credit facilities with varying degrees of support from DEI. All of these financing arrangements would have been permitted under Rule 52 had DRI been a registered holding company at the time the same were entered into, provided the underlying investment had been made in compliance with Section 9(a)(1) or Rule 58, as the case may be.

     DCI is a holding company and is a direct subsidiary of DRI. DCI, through its subsidiaries, is a diversified financial services company with its core operations being commercial finance, corporate finance and consumer finance. Commercial finance comprises senior secured loans, unsecured or subordinated debt or mezzanine investments, bridge loans and equity investments. Senior secured loans have a first priority lien on all assets which includes, but is not limited, to accounts receivable, inventory, real and personal property, equipment, trademarks, and copyrights. Corporate finance activities include underwriting and syndication of debt and equity instruments and debt and equity securities, managing assets for third parties and broker-dealer operations. Consumer finance comprises origination, purchase, securitization, and servicing of mortgages. Other operations include investments in real estate, a lease in a hydroelectric facility, venture capital and a portfolio of preferred and equity securities. DCI maintains its own credit facilities, with some support from DRI, through which it finances the activities of its subsidiaries. Certain subsidiaries of DCI also maintain their own credit facilities with varying degrees of support from DCI. All of these financing arrangements would have been permitted under Rule 52 had DRI been a registered holding company at the time the same were entered into, provided the underlying investment had been made in compliance with Section 9(a)(1) or Rule 58, as the case may be.

     Virginia Power through its Wholesale Power Group, is engaged in the wholesale marketing and trading of electricity and natural gas, on behalf of Virginia Power and third parties. Wholesale electricity and gas marketing and trading activities, whether done by Virginia Power or one of the DEI Companies, are regulated by the Federal Energy Regulatory Commission (the "FERC"), in particular as to transactions with affiliates. Virginia Power and its subsidiaries and DEI Companies involved in these activities are required to comply with FERC approved codes of conduct.

     Set forth below is a description of the other businesses of DRI by general categories together with the basis including precedents on which the Commission should find such businesses retainable under the Act.

     Ownership of Qualifying Facilities and Exempt Wholesale Generators. DEI has interests in various generation and small power production facilities in various states in the United States all of which are QFs or EWGs under the 1935 Act and, thus, are exempt under the 1935 Act. DEI also owns through EWGs interests in gas-fired, diesel-fueled and hydroelectric facilities in Argentina, Belize, Bolivia and Peru. These facilities are also exempt under the 1935 Act as EWGs. As described in further detail on Exhibit E-3 hereto, QFs in which DEI has an interest include Caithness BLM Group LP, Caithness Navy II Group L.P., Luz Solar Partners Ltd, VII, LP, Rumford Cogeneration Company, Ltd., Morgantown Energy

Associates,  Middle Falls Limited  Partnership,  NYSD Limited  Partnership,  and
Sissonville Limited Partnership. EWGs in which DEI owns an interest include Dominion Elwood Services Company, Inc., Dominion Energy Services Company, Inc., Belize Electric Company Limited, Kincaid Generation, LLC, Elwood Energy, LLC, Empresa Electrica Corani, S.A., Central Termica Alto Valle, S.A., Dominion Management Argentina, S.A., Hidroelectrica
Cerros Colorados and EGENOR S.A.

     DRI owns, through various entities, Corby Power Limited, which in turn owns all interest in a natural gas-fired generating facility in the United Kingdom. Corby Power Limited has qualified as an EWG and, thus, is exempt under the 1935 Act.

     The ownership of a QF is specifically authorized under Section 713 of the Energy Policy Act of 1992 and Rule 58(b)(1) (viii) under the 1935 Act. The ownership of EWGs is permitted under Section 32 of the Act. The Commission has routinely permitted newly formed registered holding companies to retain their pre-existing interests in QFs and EWGs. Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997).

     Oil and Gas Exploration and Development. DEI, through its subsidiaries is a participant in oil and natural gas development programs in Canada, Louisiana, Michigan, New Mexico, Pennsylvania, Texas, Utah, New Mexico, Indiana, Kentucky, Virginia and West Virginia. DEI's oil and gas subsidiaries, which are described in further detail on Exhibit E-3 hereto, include Wolverine Reserves, LLC, Dominion Reserves-Indiana Inc., Dominion Reserves, Inc., Dominion Reserves-Utah, Inc., Wolverine Environmental Production, Inc., Dominion Energy Canada Ltd., Dominion Midwest Energy, Inc., Wolverine Gas and Oil Company, Inc., Dominion Appalachian Development Properties, LLC, Dominion Appalachian Development, Inc., Cypress Energy, Inc., Dominion Reserves Gulf Coast, Inc., Remington Energy, Ltd., Remington Energy Partnership, and DEI Canada Holding Co., Inc. Through its investment in Cambrian Capital Corporation, DCI holds net profits interests in certain oil and gas properties.

     The exploration of natural resources or the holding of rights to such resources are activities of the kind routinely permitted to be retained in prior Commission orders approving the mergers and creations of new registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14,
1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997); New England Energy Inc., Holding Co. Act Release No. 35-23988 (January 13, 1986).

     Gas Activities. DEI owns interests in companies engaged in the transportation and processing of natural gas and in the manufacture and sale of equipment used in connection therewith. These subsidiaries, which are described in greater detail on Exhibit E-3 hereto, include Niton Hub Services Company, Dominion Gas Processing MI, Inc., Great Lakes Compression, Inc., Dominion Energy Canada Ltd., Daval Industries Inc., GTG Pipeline Corporation, Dominion Reserves-Indiana, Inc., Frederick HOF Limited Partnership, Wilderness Energy, L.C. and Wilderness Energy Services Limited Partnership. These companies engage in gas-related activities including operation of gas storage facilities, gas processing, ownership and operation of gas pipelines, gathering and gas compression.

     The ownership of such businesses is specifically authorized under Rule 58(b)(1)(ix), and such businesses have routinely been permitted to be retained in prior Commission orders approving mergers and creations of new registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998) (gas pipeline, gas gathering, dehydration & compression facilities); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997) (gas pipelines, storage facilities).

     Energy Marketing and Brokering. DEI owns a number of subsidiaries engaged in the marketing and brokering of gas and electric energy. These companies, which are described in further detail on Exhibit E-3 hereto, include Elwood Marketing, LLC, Phoenix Dominion Energy LLC and Carthage Energy Services, Inc. Virginia Power is engaged in the marketing and brokering of gas and electric energy. In addition, Virginia Power owns two subsidiaries which are engaged in the marketing and brokering of gas. These companies, which are described in further detail on Exhibit E-3 hereto, include Virginia Power Energy Marketing, Inc. and Virginia Power Services Energy Corp.

     The ownership of businesses engaged in the brokering and marketing of energy commodities is specifically authorized under Rule 58(b)(1)(v), and retention of such businesses has routinely been permitted in prior Commission orders approving mergers and creations of new registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35- 26856 (April 14, 1998);
Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997). Moreover, Virginia Power's investment in subsidiaries engaged in energy marketing and trading has also been expressly approved by the VSCC.

     Telecommunications.    DRI,    through    Virginia    Power,    owns    VPS
Telecommunications, Inc., which is engaged in providing telecommunications services utilizing fiber optic line owned by Virginia Power. DRI, through DCI, also owns a 50% interest in Stonehouse Communications, L.L.C. and, through DCI's subsidiary, First Dominion Capital, LLC, owns a 10.6% interest in ConStar International, Inc., and a 19.5% non-voting interest in Protocol Communications. These entities are engaged in various telecommunications-related businesses as further described on Exhibit E-3 hereto. Prior to completion of the Merger, each DRI subsidiary involved in the telecommunications business will be qualified as an "exempt telecommunications company" under Section 34 of the 1935 Act. The ability of registered holding companies to acquire and retain interests in "exempt telecommunications companies" is expressly permitted by under Section 34 and retention of such businesses has been routinely permitted in prior Commission orders approving mergers resulting in the creation of new registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997).

     Real Estate Activities. DCI owns a number of subsidiaries that are engaged in the business of holding, managing and developing real estate, primarily for investment purposes. DCI's investment real estate holding and related companies are primarily held through its subsidiaries, Dominion Lands, Inc., Dominion Land Management Company and Stanton Associates, and their respective direct and indirect subsidiaries. These entities are described in further detail on Exhibit E-3 hereto. DCI develops and manages real estate interests, specializing in acquisitions of large residential developments as well as commercial and other residential ventures. The Commission has allowed retention of real estate operations created by exempt holding companies before becoming registered even though such operations were not strictly related to utility operations. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); Conectiv, Inc., Holding Co. Act Release No. 35-26832 (February 25, 1998); Ameren Corporation, Holding Co. Act Release No. 35-26809 (December 30, 1997); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997). The Commission has also authorized real estate investments where they benefitted utility operations. UNITIL Corp., Holding Co. Act Release No. 35-25524 (April 24, 1992), American Electric Power Co., Holding Co. Act Release No. 35-21898 (January 27, 1981).

     Energy Lending. DCI, through its subsidiary Dominion Venture Investments, Inc., owns a 46% interest in Cambrian Capital Corporation and a 45% interest in Cambrian Capital Partners L.P. These entities, together with their respective subsidiaries, Triassic Energy Corporation and Triassic Energy Partners, L.P., are engaged in providing financing to small and mid-sized independent oil and natural gas producers who are seeking to acquire or expand their property holdings or to refinance existing operations. As noted above, in "Oil and Gas Exploration and Development", the exploration of natural resources or the holding of rights to such resources are activities of the kind routinely permitted to be retained in prior Commission merger orders creating new registered holding companies. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (August 1, 1997); New England Energy Inc., Holding Co. Act Release No. 35-23988 (January 13, 1986). Because retention of ownership of independent oil and natural gas producers is routinely permitted, DCI should likewise be permitted to retain its businesses of providing financing to such entities.

     Debt and Equity Financing to Commercial Businesses and Consumers. As described in more detail above, DCI is a diversified financial services company whose activities include commercial, corporate and consumer finance. In connection with financing companies, DCI subsidiaries often acquire equity or non-voting equity interests and warrants in the companies they are financing as compensation for the related financing as well as, sometimes, on a stand-alone basis. Obtaining such types of equity interests is a recognized and customary practice for firms involved in similar lending businesses. DCI's primary subsidiaries in these areas include First Source Financial, LLP, First Dominion Capital, L.L.C. and Cambrian Capital L.P. These companies, together with DCI's other subsidiaries engaged in these activities, are described in further detail on Exhibit E-3 hereto.

     The Commission has permitted other exempt holding companies, upon becoming registered holding companies, to retain similar businesses in prior orders. E.g., Ameren Corporation, Holding Co. Act Release No. 35-26809 (December 30,
1997) (venture capital fund, investment in national bank specializing in minority business development lending and residential mortgage lending); WPL Holdings, Inc., Holding Co. Act Release No. 35- 26856 (April 14, 1998) (venture capital fund). While the size of DRI's investment and the degree of its active participation are admittedly greater than that of holding companies in prior Commission precedents, DRI's acquisition and ownership of such businesses are lawful under its current status as an exempt holding company and are larger because they have been successful investments. The growth of these subsidiaries which is attributable to the business success of the underlying businesses should not form the basis of a divestiture order. DRI has maintained these businesses in subsidiaries separate from its regulated utility affiliates, and will continue to do so. These subsidiaries do not engage in business with DRI's regulated utility affiliates. Accordingly, given the protections DRI has implemented and will continue to maintain in effect, together with the likelihood of substantial harm to DRI's investors should DRI be required to divest these businesses, DRI should be permitted to retain these businesses.

     Other Miscellaneous Investments. DRI, through DCI, also holds minority interests in a number of other businesses, none of which are public utilities for purposes of the 1935 Act. Many of these investments were obtained in the ordinary course in connection with DCI's commercial and corporate finance operations, and many are not voting securities. The aggregate amount of such investments made by DCI at March 31, 1999 was $176,000,000. Divestiture of these de minimis portfolio investments would provide no benefit to any protected interests under the 1935 Act, and would potentially cause harm to DRI's investors. Accordingly, DRI should be permitted to retain these interests.

     A full description of CNG's non-utility businesses is described above in this Item 1, Section B.3. No issues are raised under the 1935 Act with respect to the retention of these businesses by DRI as a registered holding company as each of such businesses was in fact acquired by a registered holding company in compliance with all applicable provisions of, and rules under, the 1935 Act.

     DRI hereby requests Commission authorization, following completion of the Merger and the registration of DRI as a holding company under Section 5 of the 1935 Act, to retain its interest in DEI and the other DEI Companies and to retain its indirect interest in the non-utility subsidiaries of Virginia Power and, through the Merger, to acquire and retain the interests of CNG in the non-utility businesses of CNG. DRI further requests that the amount of all such investments made prior to the Merger and to be retained following completion of the Merger be excluded from the calculation of "aggregate investment" for purposes of Rule 53 and from the calculation of "aggregate investment" for purposes of Rule 58.

     DRI further requests that the Commission authorize DRI to retain its interest in DCI and the other DCI Companies, to make additional investments in DCI and the DCI Companies as described above in Section 1(B)(1)(b) for a period of not less than 5 years following completion of the Merger and the registration of DRI as a holding company under the 1935 Act and to reserve jurisdiction over the timing and terms of any future disposition or divestiture of DCI. DRI further requests that any order of the Commission under Section 11(b)(1) which requires DRI to divest DRI's interest in DCI satisfy the requirements of Section 1081 of the Internal Revenue Code to enable DRI to obtain the tax treatment provided for in said Section 1081. DRI has previously stated its intention to dispose of its interest in DCI, in part to obtain funds to repay indebtedness incurred to finance the cash component of the consideration to be paid to DRI and CNG shareholders in connection with the First Merger and the Second Merger, respectively. However, neither the nature nor the timing of such disposition has been determined and it would be to the detriment of DRI investors if DRI were to be obliged to divest its interest in DCI in an untimely or uneconomic manner. In addition, pending any disposition of DCI, DRI must continue to maintain in effect its credit support arrangements for DCI and the other DCI Companies and to continue to support the activities of the DCI Companies as it has done in the past in order to ensure the continued success of the DCI investment and the likelihood of favorable terms upon the disposition of DCI.

     D.   Establishment of Service Company and Approval of Service Agreement.

     As an exempt holding company, DRI currently provides a number of services to its affiliates and subsidiaries. As a registered holding company, CNG has established Consolidated Natural Gas Service Company, Inc. ("CNG Services") as a service company pursuant to Section 13(b) of, and Rule 88 under, the 1935 Act. CNG Services is a wholly-owned subsidiary of CNG. It was formed as a subsidiary service company, pursuant to temporary authorization given CNG in Commission order dated March 8, 1962, HCAR No. 14592. CNG Services' authorization was made permanent by the Commission by order dated August 26, 1966, Holding Co. Act Release No. 35-15548. The basic form of service agreement, including exhibits thereto which described the services offered and methods of allocation of costs, was an exhibit to CNG's application-declaration seeking authority for CNG Services and made effective by the Commission. Several amendments to the service agreement exhibits have been approved by the Commission pursuant to "60 day letter proceedings" since 1966.

     As part of their business combination, DRI and CNG anticipate some centralization of some of the service functions in the combined company but have not yet completed their analysis of how best to accomplish this goal, a task that is not probably capable of being completed until after the two companies are in fact merged. Thus, in order to ensure the transition to a combined company proceeds smoothly and in compliance with applicable laws and regulations (as discussed below, the provision of intra-system services is also regulated by the Virginia, North Carolina, West Virginia and Pennsylvania state commissions), DRI and CNG propose, initially, to commence their combined operations with two subsidiary service companies.

     In that connection, prior to closing of the Merger, DRI will establish a new direct subsidiary service company, DRI Services, which will assume from DRI all of the service functions currently performed for affiliates by DRI and all employees performing such functions will become employees of DRI Services. Upon closing of the Merger, DRI Services and the other DRI affiliates will enter into a new single systemwide Service Agreement with CNG, CNG Services and the other subsidiaries of CNG which is modeled after the current Service Agreement in effect for the CNG system. Thus, the combined company will operate with two service companies and each DRI-CNG affiliate will have the opportunity to elect to purchase the services specified from the menu of options contained in the Service Agreement. The cost allocation formula will account for the possibility that two service company providers are available. DRI and CNG believe that their approach to service company arrangements provides them with the appropriate degree of flexibility to integrate their operations in a manner consistent with applicable laws and regulations.

     Accordingly, DRI requests authorization to maintain subsequent to the Merger DRI Services. Initially, DRI Services will issue 100 shares of common stock, no par value, all of which will be subscribed to by DRI at a price of $1 per share.

     Over time it is anticipated that the provision of services within the combined DRI-CNG system will be rationalized. In the interim, however, DRI and CNG seek authorization from the Commission to enter into the form of Service Agreement annexed as Exhibit G-1 hereto which contemplates that the following services will be offered to system companies:

     1. Accounting. The Service Companies will offer advice and assistance to system companies in accounting matters, including the development of accounting practices, procedures and controls, the preparation and analysis of financial reports, and the processing of certain accounts such as accounts payable, payroll, customer and cash management.

     2. Auditing. The Service Companies' internal auditing staff will offer to audit, periodically, the accounting records and other records maintained by system companies, coordinating their examination, where applicable, with that of independent public accountants. Such personnel will report on their examination and submit recommendations, as appropriate, on improving methods of internal control and accounting procedures.

     3. Legal and Regulatory. The service companies will offer advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including 1935 Act authorizations and compliance and regulatory matters under other Federal and State laws.

     4. Information Technology, Electronic Transmission and Computer Services. The Service Companies will offer to provide the organization and resources for the operation of an information technology function including the operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications in system companies. The Service Companies will also develop, implement, and process those computerized applications for system companies that can be economically best accomplished on a centralized basis.

     5. Software Pooling. The Service Companies will offer to accept from system companies ownership of and rights to use, assign, license or sublicense all software owned, acquired or developed by or for system companies which system companies can and do transfer or assign to it. The Service Companies will preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; to license system companies, on a non-exclusive, no-charge or at-cost basis, to use all software which the relevant Service Companies has the right to sell, license or sublicense; and, at the relevant system companies' expense, to permit system companies to enhance any such software and to license others to use all such software and enhancements to the extent that the relevant Service Companies shall have the legal right to so permit.

     6. Employee Benefits/Pension Investment. The Service Companies will offer to provide central accounting for employee benefit and pension plans of system companies. The Service Companies will offer to advise and assist system companies in the administration of such plans and will offer to prepare and maintain records of employee and company accounts under the said plans, together with such statistical data and reports as are pertinent to the plans.

     7. Employee Relations. The Service Companies will offer to advise and assist system companies in the formulation and administration of employee relations policies and programs relating to the relevant system companies' labor relations, personnel administration, training, wage and salary administration and safety.

     8. Operations. The Service Companies will offer to advise and assist system companies in the study, planning, engineering and construction of energy plant facilities of each system company and of the System as a whole, and will advise, assist and manage the planning, engineering (including maps and records) and construction operations of system companies electing this service. The Service Companies will develop long-range operational programs for all the system companies and will advise and assist each system company in the coordination of such programs with the programs of the other system companies. The Service Companies will also offer to perform meter management for system companies.

     9. Executive and Administrative. The Service Companies will offer to advise and assist system companies in the solution of major problems and in the formulation and execution of the general plans and policies of system companies electing this service. The Service Companies will advise and assist system companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various Federal and State securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of system companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.

     10. Business & Operations Services. The Service Companies will offer to advise and assist system companies in all matters relating to operational capacity and the preparation and coordination of operating studies. The Service Companies will manage system companies' purchase, sale, movement, transfer and accounting of volumes to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms. The Service Companies will also compile and communicate information relevant to system operation. Additionally, the Service Companies will offer to perform general administrative support services, including travel services, aviation, fleet, mail and facilities management.

     11. Exploration and Development. The Service Companies will offer to advise and assist system companies in all geological and exploration matters including those relating to the discovery and maintenance of gas and oil reserves, the acquisition and surrender of acreage, the selection of well locations and the development of underground storage facilities.

     12. Risk Management. The Service Companies will offer to advise and assist system companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, in the settlement of insured claims and in providing risk prevention advice.

     13. Marketing. The Service Companies will offer to plan, formulate and implement marketing programs, as well as provide associated marketing services to assist system companies with improving customer satisfaction, load retention and shaping, growth of throughput, energy conservation and efficiency. The Service Companies will also offer to assist system companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets and will assist with community redevelopment and rehabilitation programs.

     14. Medical. The Service Companies will offer to direct and administer all medical and health activities of system companies, will provide systems of physical examination for employment and other purposes and will direct and administer programs for the prevention of sickness.

     15. Corporate Planning. The Service Companies will offer to advise and assist system companies in studying and planning in connection with operations, budgets, economic forecasts, capital expenditures and special projects.

     16. Purchasing. The Service Companies will offer to advise and assist system companies in the purchase of materials, supplies and services, will conduct purchase negotiations, prepare purchasing agreements and will administer programs of material control.

     17. Rate. The Service Companies will offer to advise and assist system companies in the analysis of their rate structure in the formulation of rate policies and in the negotiation of large contracts. The Service Companies will also offer to advise and assist system companies in proceedings before regulatory bodies involving the rates and operations of system companies and of other competitors where such rates and operations directly or indirectly affect system companies.

     18. Research. The Service Companies will offer to investigate and conduct research into problems relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. The Service Companies will keep abreast of and evaluate for system companies all research developments and programs of significance affecting system companies and the energy industry, will conduct research and development in promising areas and will advise and assist in the solution of technical problems arising out of system companies' operations.

     19. Tax. The Service Companies will offer to advise and assist system companies in the preparation of Federal and other tax returns, and will generally advise system companies as to any problems involving taxes including the provision of due diligence in connection with acquisitions.

     20. Corporate Secretary. The Service Companies will offer to provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; preparing and filing required annual and interim reports to shareholders and the SEC; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records.

     21. Investor Relations. The Service Companies will offer to provide fair and accurate analysis of DRI and its operating subsidiaries and its outlook within the financial community, enhancing DRI's position in the energy industry; balancing and diversifying shareholder investment in DRI through a wide range of activities; providing feedback to DRI and its operating subsidiaries regarding investor concerns, trading and ownerships; holding periodic analysts meetings; and providing various operating data as requested or required by investors.

     The proposed form of Service Agreement, including the proposed cost allocation methodology to be applied thereunder, is annexed hereto as Exhibit G-1.

     Following completion of the Merger, DRI anticipates that all services provided to system companies by affiliates will be provided in accordance with all applicable provisions of the 1935 Act and the rules and regulations of the Commission promulgated thereunder. However, as of the date of this Application-Declaration, Virginia Power and its subsidiaries have entered into a number of transactions amongst themselves which, although entered into in compliance with Virginia law and express approval of the Virginia State Corporation Commission, do not fully comply with the Commission's "at-cost" rules. DRI requests authorization to continue to cause the relevant system companies to continue to perform their obligations under these existing arrangements and to enter into additional arrangements amongst themselves, provide that such additional arrangements are entered into in compliance with Virginia law.

     E. Dominion Direct Investment, Incentive Compensation Plans and other Employee Benefit Plans.

     DRI proposes, from time to time during a period of five years from the date of an Order issued by the Commission, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 45,500,000 shares of DRI common stock under DRI's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans described below.

          1.   Dominion Direct Investment.

     DRI maintains Dominion Direct Investment ("Dominion Direct"), a direct stock purchase plan with a dividend reinvestment feature, and CNG maintains a dividend reinvestment plan. Dominion Direct will remain in effect following consummation of the Merger. The CNG plan will terminate and participants in the CNG plan will be eligible to become participants in Dominion Direct.

     The purpose of Dominion Direct is to provide eligible participants with a convenient and economical way to purchase DRI common stock and to increase ownership in DRI by reinvesting dividends and/or making optional monthly investments. Current shareholders of DRI and new investors residing in the U.S. who would like to become DRI shareholders are eligible to participate. Foreign citizens are eligible to participate as long as their participation would not violate any laws in their home countries.

     At DRI's discretion, shares of DRI common stock purchased under Dominion Direct will be either newly issued or purchased on the open market by an independent agent selected by the Dominion Direct administrator. As of the date of this Application, the independent agent is purchasing shares in the open market for Dominion Direct. Following consummation of the Merger, the decision whether shares are to be purchased directly from DRI or in the open market will be based on DRI's need for common equity and other factors considered relevant by DRI. Any determination by DRI to change the manner in which shares will be purchased for Dominion Direct, and implementation of any such change, will comply with applicable law and Commission interpretations then in effect.

     Net proceeds from the sale of newly issued shares of DRI common stock will be added to the general corporate funds of DRI and will be used to meet its capital requirements and the capital requirements of its subsidiaries. DRI will not receive any proceeds from shares acquired in the open market.

     A full statement of the current provisions of Dominion Direct is included in DRI's Registration Statement on Form S-3 (Exhibit H-1.1 hereto).

          2.   Incentive Compensation Plans.

     DRI currently maintains the DRI Incentive Compensation Plan (the "DRI Incentive Compensation Plan") in which employees of Virginia Power and employees and certain outside directors of DRI participate. CNG currently maintains several stock incentive plans including the 1997 Stock Incentive Plan, the 1995 Employee Stock Incentive Plan, the 1991 Stock Incentive Plan, the Long-Term
Incentive Plan and the Non-Employee Directors' Restricted Stock Plan (collectively, the "CNG Plans"). The DRI Incentive Compensation Plan will remain in effect following consummation of the Merger. At the election of DRI, one of the following things will happen with respect to the CNG Plans immediately following consummation of the Merger:

          o DRI and CNG will take such action as may be necessary so that the CNG Plans will provide for the issuance only of DRI common stock and, with respect to outstanding options and/or awards, provide that the holder thereof shall be entitled to a number of shares of DRI common stock, equal to the number such holder would have received if such option or award had been exercised prior to consummation of the Merger, with appropriate adjustments to the exercise price; or

          o DRI and CNG will use their respective best efforts to take such action as may be necessary so that all benefits, grants of awards and options are converted to the right to receive a number of shares of DRI common stock having a value equal to the fair value of each such benefit, grant of award or option as determined in good faith by DRI, and based on the closing sales price of DRI common stock as reported under "NYSE Composite Transaction Reports" in the Wall Street Journal on the day immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement).

          (a) Set forth below is a summary of certain features of the DRI Incentive Compensation Plan, which summary is qualified by reference to such plan (Exhibit H-2 hereto).

     The DRI Incentive Compensation Plan is administered by a committee comprised of DRI outside directors. All employees of DRI and its subsidiaries are eligible to receive incentive awards under the DRI Incentive Compensation Plan if the committee determines that the employee has contributed, or can be expected to contribute, significantly to his or her employer. The committee has the power and complete discretion to select eligible employees and outside directors to receive awards, the type of awards granted and the terms and conditions of such awards. Approximately 11,000 employees and 13 non-employee directors of DRI are currently eligible to receive awards under the plan.

     There are currently 11 million shares available under the DRI Incentive Compensation Plan and the annual limit of awards to any one individual is 1.5 million shares.

     The following types of awards may be granted under the DRI Incentive Compensation Plan: performance grants, restricted stock, goal-based stock, stock options and stock appreciation rights.

     Performance Grants. Performance grants are subject to the achievement of pre-established performance goals comprised of objective and quantifiable performance criteria. The committees set target and maximum amounts payable under each performance grant. The employee receives appropriate payments at the end of the performance period if the performance goals (and other terms and conditions of the award) were met. The actual payments under a performance grant can be cash, DRI common stock, or both. Performance grants are administered to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended, (the "Code").

     The aggregate maximum cash amount payable pursuant to a performance grant to any employee in any year cannot exceed 0.5% of DRI's consolidated operating income, before taxes and interest. The committees must make performance grants prior to the 90th day of the period for which the performance grant relates or the completion of 25% of such period.

     Restricted Stock Awards. Restricted stock awards consist of shares of DRI common stock which are subject to certain terms and conditions. Recipients are not able to sell or transfer restricted stock until the restrictions stated in the award agreement have been met. The restricted stock is forfeited if the applicable terms and conditions are not met.

     Goal-Based Stock Awards. Goal-based stock is DRI common stock subject to performance goals. The stock is not issued to the employee until the committee certifies that the performance goals (and any other terms and conditions) have been met.

     Stock Options and Stock Appreciation Rights. Stock options may be granted to eligible employees subject to terms and conditions established by the committee. The exercise price of an option must be at least 100% of the fair market value of DRI common stock on the date that the option is granted. Options may be either incentive stock options or nonqualified stock options. Stock appreciation rights may be granted on all or any part of an option, and are subject to terms and conditions established by the committee. Stock appreciation rights also may be granted separately. A stock appreciation right entitles the employee to receive an amount equal to the excess of (i) the fair market value on the date of exercise of stock covered by the surrendered stock appreciation right over (ii) the price of the stock on the date the stock appreciation right was granted. The award can be paid in stock or cash, or both.

     When granting incentive awards, the committee can allow the awards to become fully exercisable upon a change of control. Employees cannot sell, transfer or pledge their interest in performance grants and goal-based stock awards. Employees cannot sell, transfer or pledge shares of restricted stock until such stock becomes unrestricted. Options and stock appreciation rights may be transferred by a participant according to the terms and conditions for such awards.

     Following shareholder approval at the 1997 Annual Meeting, the DRI Incentive Compensation Plan became effective as of January 1, 1997. On April 16, 1999, DRI shareholders approved an amendment to the DRI Incentive Compensation Plan increasing authorized shares from 3 million to 11 million and allowing outside directors to participate. The additional shares were registered under the Securities Act of 1933 in May, 1999. The Incentive Plan will terminate at the close of business on December 31, 2006 unless the DRI board of directors terminates the plan prior to that date.

     The DRI board of directors can amend or terminate the plan; however, shareholder approval is required of amendments that would (i) increase the number of shares of DRI common stock that is reserved and available for issuance under the plan; (ii) materially change or impact which employees are eligible to participate in the plan; or (iii) materially change the benefits that eligible employees may receive under the plan. Notwithstanding the foregoing, the DRI board can amend the plan as necessary and without shareholder approval to ensure that the plan continues to comply with Section 162(m) of the Code and Rule 16b-3.

          3.   CNG Stock-Based Benefit Plans.

     Set forth below is a summary of certain features of the CNG Plans, which summary is qualified by reference to the respective plans.

     The Long-Term Incentive Plan ("LTIP"), the 1991 Stock Incentive Plan (the "1991 Plan"), the 1995 Employee Stock Incentive Plan (the "1995 Plan") and the 1997 Stock Incentive Plan (the "1997 Plan").

     The 1991 Plan, the 1995 Plan and the 1997 Plan each provide for awards to key employees of CNG and its subsidiaries of stock options, stock appreciation rights, restricted stock, deferred stock, performance-based awards, dividend equivalents and other awards based on or related to CNG's common stock. The plans are administered by the Human Resources committee of the board of directors of CNG.

     The 1997 Plan. The board of directors of CNG adopted the 1997 Plan on December 10, 1996 and it became effective on January 1, 1997. CNG shareholders approved the plan on May 20, 1997. The 1997 Plan replaced the 1991 Plan and the 1995 Plan, and no further awards will be made under such earlier plans. The maximum number of shares of CNG common stock available for issuance under the 1997 Plan in each calendar year is equal to 1.1% of the total number of issued and outstanding shares of CNG common stock as of the first day of such year, plus the number of shares which were reserved but not then subject to grants under the LTIP, the 1991 Plan, the 1995 Plan or the Non-Employee Directors' Restricted Stock Plan as of May 20, 1997. No more than 4 million shares may be used for awards of incentive stock options. Unless earlier terminated by the board of directors of CNG, no award may be granted under the 1997 Plan after December 31, 2007. As of December 31, 1998 there were 1,683,067 shares of CNG common stock subject to awards under the 1997 Plan.

     The 1995 Plan. The 1995 Plan was adopted by the board of directors on December 12, 1995. As of December 31, 1999, there were 3,204,297 shares of CNG common stock subject to awards under the 1995 Plan.

     The 1991 Plan. The 1991 Plan was adopted by the board of directors of CNG on September 11, 1990. CNG shareholders approved the 1991 Plan on May 21, 1991. As of December 3l, 1999, there were 1,015,560 shares of CNG common stock subject to awards under the 1991 Plan.

     The LTIP. CNG shareholders approved the LTIP on May 10, 1982. The LTIP terminated on November 1, 1991. As of December 31, 1998, there were 69,189 shares of CNG common stock remaining subject to awards under the LTIP.

     Non-Employee Directors' Restricted Stock Plan. This plan was adopted by the board of directors of CNG on September 14, 1993 and was approved by CNG shareholders on May 17, 1994. The plan provides for an automatic annual grant of 100 shares of restricted stock to each non-employee director of CNG following the annual shareholders' meeting. The restrictions on the shares lapse in 25% increments on each anniversary of the grant date. The plan is administered by the Human Resources committee of the board of directors. The total number of shares of CNG common stock reserved for issuance under the plan is 15,000 shares. The plan terminates when there are no longer shares available for grants. As of December 31, 1998, there were 675 shares of CNG common stock restricted under the plan.

          4.   Other Employee Benefit Plans.

     Both DRI and CNG have plans, in addition to the plans described above, that provide for the issuance of shares of common stock. DRI maintains the DRI Employee Savings Plan, the Virginia Power Hourly Employee Savings Plan and the Dominion Subsidiary Savings Plan (the "DRI 401(k) Plans"), which will be maintained following consummation of the Merger. CNG maintains the CNG Employee Stock Ownership Plan (the "ESOP") and the Thrift Plan of CNG and its Participating Subsidiaries (the "Thrift Plan"), both of which will, at the election of DRI, either be maintained and modified to provide for the issuance of DRI common stock in lieu of CNG common stock, or terminated, with CNG common stock held under the plans converted into shares of common stock of DRI and participants in the plans becoming participants in the DRI 401(k) Plans. Each of the plans is qualified for purposes of 401(a) of the Code.

     The DRI 401(k) Plans. The DRI 401(k) Plans allows participating employees to elect to defer a portion of their compensation and have such funds invested in designated investment media selected by the participants, including a common stock fund of the sponsoring company.

     The Thrift Plan. The Thrift Plan allows participating employees to elect to have a certain percentage of their compensation withheld and invested in any combination of ten investment options, including investment in shares of CNG common stock. CNG matches a percentage of the contributions made by participants. The percentage matched depends on the length of time the participant has been employed. As of December 31, 1998, there were approximately 8,451,000 shares of CNG common stock held by trusts under the Thrift Plan.

     The ESOP. The ESOP is an employee stock ownership plan established by CNG in 1976. CNG currently makes contributions to the ESOP to the extent it obtains a tax deduction for such contributions. As of December 31, 1998, there were 475,083 shares of CNG common stock held in the ESOP.

Item 2.   Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated as follows:

Fee, Commission or Expense                                      Thousands

Accountants' Fees                                                     *

Legal Fees and Expenses                                               *

Consulting Fees related to human resource
issues, public relations, regulatory support,
and other matters relating to the requested
authorizations                                                        *

                                                                =======

Total                                                       $         *

*    To be filed by amendment.

Item 3.   Applicable Statutory Provisions.

     The following sections of the 1935 Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

Section of/Rule under       Transactions to which such Section/Rule is or
the 1935 Act                may be applicable
---------------------       ---------------------------------------------

Sections 6(a), 7            Issuance of Securities; Incurrence of Indebtedness;
                            Provision of Guarantees and other Credit Support

Sections 9(a), 10, 11(b)    Retention of Non-Utility Businesses; Acquisitions
Rule 58                     of Non-Utility Businesses

Section 13                  Establishment of Service Company; Approval of
Rules 80-92                 Service Agreement; Exemption of Certain Transactions
                            from At-Cost Rules

Sections 6(a), 7            Issuance of Securities in connection with

Rule 42                     Dividend Reinvestment Plans and Stock-Based Employee
                            Benefit Plans

     A. Issuance of Securities; Incurrence of Indebtedness; Provision of Guarantees and other Credit Support.

     DRI's proposed issuance of securities in connection with the Mergers including the proposed issuance of common stock to shareholders of CNG in connection with the Second Merger is expressly permitted by Section 7(c)(2)(A) of the 1935 Act as such securities are to be issued "solely...for the purpose of effecting a merger." DRI's limited credit support for its non-utility subsidiaries is also expressly permitted by the 1935 Act under Section 7(c)(1)(C). The particular question that arises in the current situation relates to the existence and future issuance of debt securities by DRI generally.

     Section 1(b) of the 1935 Act identifies the issuance of securities "upon the basis of fictitious or unsound asset values having no fair relation to the sums invested in or the earning capacity of the properties" as one of the particular evils the 1935 Act was designed to address. The Commission has historically interpreted this provision of the statute, together with the technical criteria set forth in Section 7(d) of the statute, as prohibiting leverage at both the operating company and holding company level on the basis of the same assets or earnings. However, debt incurred by DRI at the holding company level has been incurred in compliance with all applicable laws and regulations and is not the type of leverage identified as a matter of concern under the 1935 Act. Thus, DRI should not be required to terminate its own credit arrangements upon closing of the Merger and should be expressly permitted and authorized to continue its financing activities as it has done in the past.

     DRI submits that its continued maintenance of indebtedness at the DRI level does not constitute the type of leverage that the 1935 Act was intended to restrict because Virginia Power, DRI's sole public utility subsidiary today, and the entire CNG system (which contains numerous companies and each of which will become a subsidiary of DRI after completion of the Merger) each finance on a stand-alone basis without reliance on or recourse to DRI. Moreover, DRI receives and will receive no financing benefit from either Virginia Power or CNG beyond that of an equity shareowner. As described above in detail, leverage incurred by DRI finances the operations of DRI's non-utility businesses and other operations of DRI, such as maintenance of office buildings, and does not finance the operations of Virginia Power and will not finance the utility operations of CNG's public utility subsidiaries. The Commission has previously authorized registered holding companies to incur indebtedness at the holding company level to finance the operations of their public utility subsidiaries when such subsidiaries were not financing on a stand-alone basis, see infra, the discussion relating to CNG's Omnibus Order, and with respect to other operations conducted at the subsidiary level. See, Cinergy Corp., Holding Co. Act Release No. 35-26909 (Aug. 21, 1998) and General Public Utilities Corporation, Holding Co. Act Release No. 35-26559 (Aug. 23, 1996).

     Finally, the financings undertaken by DRI have been fully disclosed pursuant to the Federal securities laws, have been scrutinized by rating agencies and are completely in keeping with financing arrangements of many exempt holding company systems. As the operating utilities of DRI

(e.g., Virginia Power and CNG and its subsidiaires, together) will be self-financing, leverage at the DRI level does not adversely impact the public interest or the interest of consumers which are, in the first instance, protected by state level regulatory review of financings. The interest of investors is, as the Commission has itself acknowledged, "been largely addressed by developments in the federal securities laws and the securities markets themselves." Entergy Corporation, 55 SEC Docket 2035, 2045 (1993).

     B.   Retention  of  Non-Utility   Businesses  and  Additional   Non-Utility
          Acquisitions.

     Pursuant to the last paragraph of Section 11(b)(1) of the 1935 Act, the "Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any business (other than the business of a public utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems." Section 9(a) of the 1935 Act was designed, among other things, to prevent the acquisition of businesses that would not meet the above test. In an effort to streamline its administration of the 1935 Act and to provide guidance to registered holding company systems, the Commission promulgated Rule 58 which provides an exemption from the provisions of Section 9(a)(1) for, in the case of registered electric systems, acquisitions of businesses of the types listed in subparagraph (b)(1) of the Rule provided that the aggregate investment by such holding company in such businesses does not exceed the greater of $50 million or 15% of consolidated capitalization.

     While historically the Commission generally took a narrow view of what business could be retained under the standards of Section 11(b), with the promulgation of Rule 58, the Commission clearly signaled a less narrow approach to the issue. Similarly, in the recent numerous creations of registered holding companies as a result of mergers, the Commission has continued to view the retainability issue more broadly and has also recognized that it is appropriate to judge the issue of retainability differently when businesses were lawfully acquired prior to registration.1 In part the broader view of what is an appropriate other business to retain is justified on the possible harm to investors or consumers that could result from required divestiture, in part because the evils Congress addressed in 1935 relative to non-utility businesses in utility holding company systems no longer present the same potential for abuse as prior to 1935 for a variety of reasons including: much greater stock market discipline, stronger state regulatory supervision, much more rigorous accounting standards and controls, the role played by rating agencies in monitoring utility holding company systems and the changes in the whole utility industry which are broadening the types of services offered by utilities to their customers today versus what were offered only a few years ago. These

--------
     1"[T]he Commission reaches this conclusion [as to retainability of non-utility businesses] in view of the fact that Applicants were not subject to the restrictions that Section 11(b)(1) and related precedent of the Commission place upon the nonutility activities of registered system companies." WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998). See also
Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997).

reasons also support the use of Rule 58 and the continuing broadening of permitted acquisitions of other businesses outside of the Rule 58 safe harbor.

     The language of Section 11 quoted above clearly gives the Commission the authority to go much beyond Rule 58 and the retentions allowed in the recent orders establishing new registered holding company systems indicate that the interpretation of such language is extremely broad. In the instant application, there is no issue to be decided relative to CNG since it is currently a registered holding company and therefore does not have any businesses that would be considered unretainable "other businesses" under Section 11 of the Act. With respect to DRI, in 1998, its franchised utility, Virginia Power, accounted for $4,285 million of revenues while its two other principal subsidiaries, DEI and DCI had revenues of $383 million and $409 million, respectively.

     In considering the non-utility businesses of DRI as described in this Application- Declaration, the Commission should start with those that fit within Rule 58, which constitute a majority of such businesses. Thereafter, the Commission, in line with the Staff's Recommendation in The Regulation of Public-Utility Holding Companies, June 1995, should consider as other businesses retainable under the Section 11 language, those businesses that do not fall strictly in one of the ten categories of investments set out in Rule 58 but are of the type permitted by the Commission in orders since Rule 58 was promulgated or are deemed to be energy related in the evolving concept of that term in a rapidly changing industry as explained below. Finally, consistent with the view taken by the Commission in recent merger approvals2 substantial weight should be given to the fact that the businesses were created or acquired prior to registration and therefore should be grand- fathered. To the extent that in any given case a DRI business is not deemed to fit within any of the foregoing categories, the Commission should defer consideration of the retainability of such business, and reserve jurisdiction as it did in CINergy Corp, Holding Co. Act Release No. 26146 (October 21, 1994).

Item 4.   Regulatory Approvals.

     Virginia Natural Gas, Inc. (VNG), a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the Virginia State Corporation Commission (VSCC). Hope Gas, Inc. (Hope), a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the West Virginia Public Service Commission (WVPSC). Virginia Electric and Power Company, (Virginia Power), a wholly-owned subsidiary of DRI, is a public utility subject to regulation by the VSCC and the North Carolina Utilities Commission (NCUC). The Peoples Natural Gas Company (Peoples), a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the Pennsylvania Public Utility Commission (PAPUC). The East Ohio Gas Company (East Ohio), a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the Public Utilities Commission of Ohio (PUCO).

--------
     2WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998). See also Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997).


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



     The VSCC, NCUC, WVPSC, PAPUC and PUCO must approve agreements and arrangements between public utilities subject to their jurisdiction and the affiliates of those utilities, including service companies, before such agreements or arrangements can become effective. The participation of VNG, Hope, Peoples and East Ohio in the existing CNG Service Agreement has been approved by the VSCC, WVPSC, PAPUC and PUCO, respectively. Any material changes to the CNG Service Agreement must be approved by these commissions. Virginia Power must obtain prior approval of the VSCC and NCUC before it may participate in a new DRI Service Agreement.

Item 5.   Procedure.

     The Commission is respectfully requested to issue and publish, not later than June 30, 1999, the requisite notice under Rule 23, a form of which is attached hereto as Exhibit A, with respect to the filing of this Application-Declaration, such notice to specify a date not later than July 31, 1999 by which comments may be entered and a date not later than August 1, 1999 as the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission. The Commission is respectfully requested to issue its order granting the authorizations herein requested no later than the date the Commission issues its order approving the Second Merger and the other matters contained in the Application- Declaration on FormU-1 (File no. 70-09477) originally filed by DRI and CNG on April 5, 1999.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

A-1 Application-Declaration on Form U-1 filed by DRI and CNG seeking authority for the Merger. (File No. 70-09477 and incorporated by reference herein)

A-2 Joint Proxy/Registration Statement on Form S-4 of DRI and CNG. (File No. 333-75669 and incorporated by reference herein)

B-1   DRI  Registration   Statement  on  Form  S-3.  (File  No.   333-35501  and
      incorporated by reference herein)

B-2   DRI Credit Agreement. (To be filed by amendment)

B-3   DRI Short-Term Credit Agreement. (To be filed by amendment)

B-4.1 DRI Indenture. (To be filed by amendment)

B-4.2 First Supplemental Indenture. (To be filed by amendment)


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



B-5   ELLF. (To be filed by amendment)

B-6   Promissory Note due 2008. (To be filed by amendment)

B-7 Guarantee Agreement dated as of October 30, 1998 in favor of Bayerische Landesbank Girozentrale. (To be filed by amendment)

C-1 Intercompany Credit Agreement dated as of August 31, 1987 with DEI. (To be filed by amendment)

C-2 Liquidity Support Agreement dated as of February 27, 1998 made by DRI in favor of Commonwealth Edison Company. (To be filed by amendment)

C-3 Backstop Cash Management Agreement dated as of April 28, 1998 between DRI, Kincaid Generation, L.L.C. and LaSalle National Bank, as collateral trustee. (To be filed by amendment)

C-4 Backstop Equity Subscription Agreement dated as of April 28, 1998 between DRI, Kincaid Generation, L.L.C. and LaSalle National Bank, as collateral trustee. (To be filed by amendment)

C-5 Support Agreement dated as of October 21, 1987 made in connection with the $143,900,000 Loan Agreement between Rumford Cogeneration Company and Bank of America National Trust and Savings Association. (To be filed by amendment)

C-6 Support Agreement dated as of July 19, 1993 made in connection with the Loan Agreement and the Investment Agreement, each between Belize Electric Company Ltd. and Commonwealth Development Corporation and International Finance Corporation. (To be filed by amendment)

C-7 Support Agreement dated as of February 8, 1996 made by DRI in favor of DEI in connection with the $400,000,000 Multi-Currency Credit Agreement between DEI, the lenders party thereto and ABN AMRO North America, Inc. as agent. (To be filed by amendment)

C-8 Support Agreement dated as of April 9, 1998 made by DRI in favor of DEI in connection with the Extending Revolving Term Loan Agreement between Dominion Energy Canada, Ltd., the lenders party thereto and The Bank of Nova Scotia, as agent. (To be filed by amendment)

D-1 Intercompany Credit Agreement dated as of December 20, 1985 with DCI. (To be filed by amendment)

D-2 Guaranty Agreement dated as of May 13, 1996 by DRI in favor of DYNEX Capital, Inc. (formerly Resource Mortgage Capital, Inc.) (To be filed by amendment)

D-3 Support Agreement dated as of February 5, 1999 made by DRI in favor of DCI. (To be filed by amendment)

D-4 Support Agreement dated as of May 20, 1997 made by DRI in favor of DCI. (To be filed by amendment)

D-5 Support Agreement dated as of November 7, 1997, as amended, made by DRI in favor of DCI in connection with the Credit Agreement between DCI, the lenders party thereto and ABN AMRO Bank N.V., as agent. (To be filed by amendmenet)

D-6 Support Agreement dated as of June 30, 1998, as amended, made by DRI in favor of DCI in connection with the Letter of Credit Reimbursement Agreement between DCI and Citibank, N.A. (To be filed by amendment)

D-7 Support Agreement dated as of November 3, 1998, as amended, made by DRI in favor of DCI. (To be filed by amendment)

E-1 Press Release issued by DRI re Virginia Power restructuring. (To be filed by amendment)

E-2 DRI Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998. (File No. 69-278 and incorporated by reference herein)

E-3   Organizational Chart of DRI Subsidiaries. (To be filed by amendment)

F-1 CNG Annual Report on Form U5S for the fiscal year ended December 31, 1998. (File No. 30-203 and incorporated by reference herein)

F-2   CNG Credit Agreement. (To be filed by amendment)

G-1   Service Agreement. (To be filed by amendment)

H-1.2 CNG  Registration   Statement  on  Form  S-3.  (File  No.   333-25347  and
      incorporated by reference herein)

H-1.2 Dominion Direct. (To be filed by amendment)

H-2   DRI Incentive Compensation Plan. (To be filed by amendment)

H-3   Virginia Power Hourly Employee Savings Plan. (To be filed by amendment)

H-4   Dominion Subsidiary Savings Plan. (To be filed by amendment)

H-5.1 CNG Long-Term Incentive Plan. (Filed as Exhibit C to CNG's 1982 Definitive
      Proxy Statement, File No. 1-3196 and incorporated by reference herein)

H-5.2 Amendment to CNG  Long-Term Incentive  Plan.  (Filed as Exhibit A to CNG's
      1985 Definitive Proxy Statement, File No. 1-3196 and incorporated by reference herein)

H-5.3 Amendment to CNG Long Term  Incentive  Plan.  (Filed as  Exhibit  10(0) to
      CNG's 1996 Annual Report on Form 10-K, File No. 1-3196 and incorporated by reference herein)

H-6 CNG 1991 Plan. (Filed as Exhibit A to CNG's 1991 Definitive Proxy Statement, File No. 1- 3196 and incorporated by reference herein)

H-7 CNG 1995 Plan. (Filed as Exhibit 10(M) to CNG's 1996 Annual Report on Form 10-K, File No. 1-3196 and incorporated by reference herein)

H-8 CNG 1997 Plan. (Filed as Exhibit A to CNG's 1997 Definitive Proxy Statement, File No. 1- 3196 and incorporated by reference herein)

H-9 CNG Directors' Plan. (Filed as Exhibit A to CNG's 1994 Definitive Proxy Statement. File No. 1-3196 and incorporated by reference herein)

I     Form of Notice.

Item 7.   Information as to Environmental Effects.

     The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321, et seq. The only federal actions related to the Transaction pertain to the Commission's approval of this Application-Declaration under the 1935 Act and the Commission's clearance and declaration of the effectiveness of the Joint Proxy and Registration Statement of DRI and CNG on Form S-4 pursuant to the Securities Exchange Act of 1934 and the other approvals and actions described in Item 4 of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of DRI, CNG or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

     Pursuant to the Public Utility Holding Company Act of 1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.                   CONSOLIDATED NATURAL GAS COMPANY



By:  /s/ James F. Stutts                   By:  /s/ Stephen E. Williams
  Name:  James F. Stutts                        Name:  Stephen E. Williams
  Title: Vice President and                     Title: Senior Vice President and
              General Counsel                               General Counsel

Date:  June 7, 1999                        Date:  June 7, 1999

                                                                       EXHIBIT I


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.               /                  , 1999

- - - - - - - - - - - - - - - - - - -
                                      )
In the Matter of                      )
                                      )
Dominion Resources, Inc.              )
120 Tredegar Street                   )
Richmond, VA  23219                   )
                                      )
                           and        )
                                      )
Consolidated Natural Gas Company      )
CNG Tower, 625 Liberty Avenue         )
Pittsburgh, PA  15222                 )
                                      )
(70 -       )                         )
- - - - - - - - - - - - - - - - - - -

     Dominion Resources, Inc., a Virginia corporation and currently a holding company exempt from the registration requirements of the Public Utility Holding Company Act of 1935 (the "Act") pursuant to Section 3(a)(1) thereof and Rule 2 thereunder ("DRI"), and Consolidated Natural Gas Company, a Delaware corporation and a registered holding company under the Act ("CNG"), have entered into an Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999 (the "Merger Agreement"). DRI and CNG have filed an application on Form U-1 under the Act (File No. 70-09477) seeking approval of their merger (the "Merger") under Sections 9(a)(2) and 10 of the Act. DRI and CNG have also filed an application under Sections 6(a), 7, 9(a), 10, 11 and 13 of and Rules 42, 80-92, 93 and 94 under the Act seeking Commission authorization with respect to the financing arrangements, ongoing activities, non-utility businesses and other investments of, and other matters pertaining to, DRI and CNG and their subsidiaries after giving effect to the Merger and the registration of DRI as a holding company under the Act.

     The Merger Agreement contemplates a two-step merger transaction. In the first step, a wholly owned subsidiary of DRI ("SPV") will merge (the "First Merger") with and into DRI in a transaction in which DRI will be the surviving corporation. In the second step, CNG will either merge (the "Second Merger") (i) with and into another wholly owned subsidiary of DRI ("CNG Acquisition") in a transaction in which CNG Acquisition will be the surviving corporation or (ii) with

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



and into DRI in a transaction in which DRI will be the surviving corporation. The First Merger and the Second Merger are herein together referred to as the "Merger" or the "Transaction". As a result of the Merger and the other transactions contemplated by the Merger Agreement (collectively, irrespective of the transaction structure actually implemented, the "Transaction"), CNG will cease to exist and either CNG Acquisition, as the successor in interest to CNG, will become a direct subsidiary of DRI or each of CNG's four public utility subsidiaries will become direct subsidiaries of DRI. As a result of the Merger, CNG's non-utility subsidiaries will each become direct or indirect subsidiaries of CNG Acquisition or DRI, as the case may be. Following completion of the Merger, irrespective of the transaction structure actually implemented, DRI and CNG Acquisition, if applicable, will register as a holding company pursuant to
Section 5 of the 1935 Act.

     In the instant application, DRI and CNG seek authorization and approval of the Commission: (i) under Sections 6(a) and 7: (1) for DRI to issue common stock of DRI to shareholders of CNG in connection with the Second Merger; (2) for DRI to maintain in effect and to amend, renew, extend and/or replace its existing universal shelf registration under the Securities Act of 1933 up to the aggregate dollar amount of $1,500,000,000 and, pursuant to such shelf registration, to issue additional equity, preferred and/or debt securities for general corporate purposes for the period from and after the Merger through December 31, 2002; (3) for DRI and its subsidiaries, including CNG, to maintain in effect for the period from and after the Merger through December 31, 2002, all existing credit facilities and financing arrangements and to maintain outstanding all indebtedness and similar obligations created thereunder as of the date of the closing of the Merger (including, without limitation, any such facilities, financing arrangements, indebtedness or similar obligations incurred in connection with or to finance the Merger) and to amend, renew, extend and/or replace any of such credit facilities, financing arrangements, indebtedness or similar obligations up to the aggregate dollar amounts specified below, provided that no such amendment, renewal, extension and/or replacement which is effected following completion of the Merger shall provide for an increase in the aggregate amount of indebtedness to be incurred or for a final maturity date relating to such indebtedness which occurs after December 31, 2002 unless the Commission shall otherwise approve or such amendment, renewal, extension and/or replacement shall not require Commission approval under applicable provisions of the 1935 Act and rules and regulations promulgated thereunder; and (4) for DRI and its subsidiaries, including CNG, to incur additional indebtedness and similar obligations including, without limitation, guarantees and other credit support in the amounts and on the terms described below; (ii) under Sections 9(a)(1), 10 and 11(b): (1) for the retention by DRI and CNG of their interests in the existing non-utility businesses of DRI and CNG; and (2) for DRI and CNG to acquire additional interests in non-utility businesses consistent with the business plans of DRI and CNG; (iii) under Section 13(b) and Rule 88 for the establishment of Dominion Resources Services, Inc., ("DRI Services"), as a subsidiary service company of DRI and for the entry into by DRI and its subsidiaries of a system-wide Service Agreement; and (iv) under Sections 6(a) and 7 for the issuance by DRI of up to 45.5 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans.

     DRI, a diversified utility holding company, has its principal office at 120 Tredegar Street, Richmond, Virginia 23219, telephone (804) 819-2000. DRI's common stock is listed on the New York Stock Exchange. DRI's principal subsidiary is Virginia Electric and Power Company ("Virginia Power"), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. The primary service area of Virginia Power is in Virginia and northeastern North Carolina. DRI's other major subsidiaries are Dominion Energy, Inc., an independent power and natural gas subsidiary, and Dominion Capital, Inc., a diversified financial services company. DRI was incorporated in 1983 as a Virginia corporation. DRI and its subsidiaries had 11,033 full-time employees as of December 31, 1998. DRI is currently exempt from registration as a holding company under the Act. DRI also owns and operates a 365 Mw natural gas fired generating facility in the United Kingdom.

     CNG is a Delaware corporation organized on July 21, 1942, and a public utility holding company registered under the 1935 Act. CNG's common stock is listed on the New York Stock Exchange. CNG is engaged solely in the business of owning and holding all of the outstanding equity securities of nineteen directly owned subsidiary companies. CNG and its subsidiaries are engaged in all phases of the natural gas business: distribution, transmission, storage and exploration and production.

     The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by July 31, 1999, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on DRI and CNG at the addresses specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the manner. After said date, the Application, as filed or as amended, may be granted and/or permitted to become effective.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                       51